UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

WILD OATS MARKETS, INC.

(Name of Subject Company)

WILD OATS MARKETS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share
(including associated Preferred Stock purchase rights)
(Title of Class of Securities)

96808B107
(CUSIP Number of Class of Securities)

Freya R. Brier
Senior Vice President, General Counsel and Corporate Secretary
1821 30th Street
Boulder, Colorado 80301
(303) 440-5220
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Brian J. McCarthy, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

300 South Grand Avenue

Los Angeles, California 90071

(213) 687-5000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.  Subject Company Information.

(a)           Name and Address.

The name of the subject company is Wild Oats Markets, Inc., a Delaware corporation (the “Company”), and the address of the principal executive offices of the Company is 1821 30th Street, Boulder, Colorado 80301. The telephone number for the Company’s principal executive offices is (303) 440-5220.

(b)          Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Statement”) relates is common stock, par value $0.001 per share (the “Common Stock”), including the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company (the “Rights”), issued pursuant to the Rights Agreement (the “Rights Agreement”), dated as of May 22, 1998, as amended, between the Company and Wells Fargo Bank, N.A., as successor in interest to Norwest Bank Minneapolis, N.A, as rights agent (the “Rights Agent”) (such Common Stock, together with the associated Rights, the “Shares”). As of February 20, 2007, 29,844,796 Shares were issued and outstanding.

Item 2.  Identity and Background of Filing Person.

(a)           Name and Address.

The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b)          Tender Offer.

This Statement relates to the cash tender offer by WFMI Merger Co. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Whole Foods Market, Inc., a Texas corporation (the “Purchaser”), disclosed in a Tender Offer Statement on Schedule TO dated February 27, 2007 (the “Schedule TO”) filed with the Securities and Exchange Commission (the “SEC”), to purchase all of the outstanding Shares at a price of $18.50 per share, net to the seller in cash, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 27, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 21, 2007 (the “Merger Agreement”), by and among the Purchaser, Merger Sub and the Company. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The Merger Agreement provides, among other things, for the making of the Offer by Merger Sub and further provides that, as promptly as practicable, and in any event within one business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and subject to and upon the terms and conditions of the Merger Agreement and the Delaware General Corporation Law (the “DGCL”), Merger Sub will merge with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”). In the Merger, the Shares issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) of the Merger (other than Shares owned by the Company or any direct or indirect subsidiary of the Company and any Shares owned by the Purchaser, Merger Sub, or any subsidiary of the Purchaser or Merger Sub or held in the treasury of the Company, all of which will be cancelled for no consideration, and other than Shares, where applicable, held by stockholders who are entitled to and who have properly exercised appraisal rights under the DGCL) or issuable pursuant to any outstanding equity awards granted under the Option Plans (as defined in the Merger Agreement) will be canceled and converted into the right to receive cash in an amount equal to the Offer Price (the “Merger Consideration”).

The Offer to Purchase states that the principal executive offices of the Purchaser and Merger Sub are located at 550 Bowie Street, Austin, Texas 78703, and the telephone number at such principal executive offices is (512) 477-4455.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

Except as noted below, the Information Statement (the “Information Statement”) issued pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder that is attached hereto as Annex B and is incorporated herein by reference, contains information and describes certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates. Except as set forth in this Item 3 or Item 4 below or Annex B attached hereto or as incorporated by reference, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) the Purchaser or Merger Sub or their respective executive officers, directors or affiliates.

(a)           Arrangements with Current Executive Officers, Directors and Affiliates of the Company.

Information Statement.

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

Interests of Certain Persons.

Certain members of management and the Board of Directors of the Company (the “Company Board”) may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to their interests as Company stockholders generally. The Company Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. As described below, consummation of the Offer will constitute a change in control of the Company for the purposes of determining the entitlements due to the executive officers and directors of the Company to certain severance and other benefits.

Change in Control Severance Agreements with Executive Officers.

The Company previously entered into severance agreements applicable in the event of certain terminations following a “change in control” with each of the following three executive officers:  Freya Brier, the Company’s Senior Vice President, General Counsel and Corporate Secretary, Roger Davidson, the Company’s Senior Vice President of Merchandising and Marketing, and Sam Martin, the Company’s Senior Vice President of Operations (the “Severance Agreements”). The Severance Agreements provide for certain payments in the event the individual’s employment with the Company is terminated by the Company other than for “cause” (as defined in such agreements) or by the individual for “good reason” (as defined in such agreements), in each case within 24 months following a “change in control” of the Company (which is defined in such agreements to include the consummation of the Offer). The principal benefits under the Severance Agreements consist of (i) a lump sum severance payment equal to two times the individual’s salary and bonus, (ii) a lump sum payment equal to (and in lieu of) the Company contributions that would have been made on the individual’s behalf to the Company’s deferred compensation savings plan had the individual’s employment continued for two additional years, (iii) accelerated vesting of all outstanding options, (iv) a lump sum payment equal to any accrued but unpaid incentive compensation with respect to any completed performance periods plus a pro rata portion of any incentive compensation payable with respect to any incomplete performance period in which the termination occurred, (v) continuation of life, disability, accident and health insurance benefits for a period of two years following such termination of employment, and (vi) a payment equal to the amount necessary to reimburse the individual for the full effect of any excise tax levied on “excess parachute payments” pursuant to Section 4999 of the Internal Revenue Code. In addition, such “excess parachute payments,” if any, would not be deductible by the Company. In consideration for these and other benefits, each of the executives have covenanted that for two years following such termination he or she will be subject to certain restrictions on competition, solicitation and disparagement and will be required to maintain the confidentiality of certain information. In the event of breach by the executives of this agreement, the Company may recoup the pro rata portion of any payments and benefits previously provided.

Consummation of the Offer will constitute a change of control under each of the Severance Agreements. The approximate amount which would be payable to Messrs Davidson and Martin and Ms. Brier under the Severance Agreements (assuming such benefits were triggered on February 27, 2007 are set forth on page B-25 of the Information Statement attached hereto as Annex B under the caption “Named Executive Severance Benefits,” and such information is incorporated herein by reference.

Messrs. Davidson and Martin and Ms. Brier also have stock options to acquire Shares, and Ms. Brier has restricted stock, which will be treated by the Merger Agreement as described below in this Item 3(a) under the heading “Effect of the Offer and the Merger Agreement on the Company’s Equity Incentive Plans.”

The description of the Severance Agreement entered into by and between the Company and each of the officers is qualified in its entirety by reference to the Severance Agreement dated November 7, 2002 by and between the Company and Freya Brier, the Severance Agreement dated October 30, 2006 by and between the Company and Roger E. Davidson, and the Severance Agreement dated January 12, 2006 by and between the Company and Samuel M. Martin, each of which is filed hereto as Exhibits (e)(2)(A), (e)(2)(B), (e)(2)(C), respectively, and are incorporated by reference herein.

Incentive Bonus Agreement

On February 21, 2007, the Company entered into the Incentive Bonus Agreement, dated as of February 20, 2007, by and between the Company and Gregory Mays (the “Incentive Bonus Agreement”). The Incentive Bonus Agreement provides for an increase in Mr. Mays’s compensation as interim Chief Executive Officer (“CEO”) of the Company from the rate of $50,000 per month, as reported by the Company on its Current Report on Form 8-K, dated November 1, 2006, to the rate of $100,000 per month commencing on February 1, 2007, as well as payment of a $750,000 cash bonus (the “Bonus”) to Mr. Mays, payable upon the consummation of the Merger or other sale of the Company or its assets. The Incentive Bonus Agreement also confirms the February 21, 2007 grant to Mr. Mays of the restricted stock units (“RSUs”) included in the initial interim CEO compensation arrangement reported by the Company on its Current Report on Form 8-K, dated November 1, 2006: 20,000 fully vested RSUs, and 10,000 RSUs, which will vest on the earlier to occur of (i) the sale of the Company (including the consummation of the Merger) or (ii) the appointment of a new CEO of the Company. Finally, in the event that the Merger Agreement is terminated and no other sale of the Company has occurred, the Incentive Bonus Agreement provides for the grant of an additional 15,000 fully vested RSUs, exchangeable for 15,000 shares of the Company’s unrestricted common stock on a date selected by Mr. Mays at his discretion, upon the earlier of the hiring of a new CEO or December 31, 2007. If the Contingent RSUs have been issued prior to the payment of the Bonus, the Bonus will be decreased by the product of the number of Contingent RSUs multiplied by price per share on the date of grant. The RSUs will be issued from and subject to the terms of the Company’s 2006 Equity Incentive Plan.

The description of the Incentive Bonus Agreement is qualified in its entirety by reference to the Incentive Bonus Agreement, dated February 20, 2007, by and between the Company and Gregory Mays, a copy of which is filed as Exhibit (e)(2)(D) hereto and is incorporated by reference herein.

Transition Bonus Plan

In order to incentivize certain of the Company’s current main office and field region (non-store level) management employees to remain in the Company’s employ through the consummation of the Merger and for a period of transition thereafter, the Company has adopted the 2007 Transition Bonus Plan (the “Transition Plan”). The Transition Plan provides participants with the opportunity to receive a bonus of up to 20% of their salary. The bonus becomes payable at the following times:  (i) 30% at the consummation of the Merger, and (ii) 70% at the earlier of November 21, 2007 or a termination of the participant’s employment by the Company without cause. Amounts payable under the Transition Plan are payable in addition to applicable severance benefits provided by the Company or its successors. Gregory Mays, the interim Chief Executive Officer of the Company, the other three executive officers of the Company and one non-executive officer of the Company do not participate in the Transition Plan. The following table provides a summary of the benefits expected to be provided under the Transition Plan.

Grade	Count Grade	Total Salary	Transition Bonus %	Total Bonus $
13	2	$344,000	20%	$68,800
12	15	$2,458,628	20%	$491,726
11	24	$2,578,055	20%	$515,611
10	22	$2,070,861	20%	$414,172
9	33	$2,498,942	20%	$499,788
8	69	$4,368,884	20%	$873,777
7	44	$2,298,029	20%	$459,606
6	32	$1,474,872	20%	$294,974
5	51	$1,910,161	20%	$382,032
4	14	$495,206	20%	$99,041
3	8	$205,029	20%	$41,006
Grand Total	318	$20,702,667		$4,140,533

Effect of the Offer on Deferred Compensation

In 1999, the Company adopted the Wild Oats Markets, Inc. Deferred Compensation Plan, effective November 1, 1999 (the “Deferred Compensation Plan”). The Company Board, in accordance with Section 11.1 of the Deferred Compensation Plan, has adopted a resolution terminating the plan effective immediately following the Effective Time of the Merger. Pursuant to the terms of Section 11.1, upon termination of the Deferred Compensation Plan, all account balances under the plan will be paid-out in a lump sum to the applicable participants as soon as administratively practicable following such termination. As of February 20, 2007, Ms. Brier had an account balance of $324,814 under the Deferred Compensation Plan, and Mr. Martin had an account balance of $1,173.

The foregoing summary of the Deferred Compensation Plan is qualified in its entirety by reference to the Wild Oats Markets, Inc. Deferred Compensation Plan, a copy of which is filed as Exhibit (e)(2)(E) hereto and is incorporated by reference herein.

Effect of the Offer on Employee Benefits.

The Merger Agreement provides that, to the extent permitted by applicable law and the applicable employee benefit plans, each employee of the Company and its subsidiaries shall be given credit for all service with the Company (or service credited by the Company) under all employee benefit plans, programs policies and arrangements maintained by the Surviving Corporation in which they participate or in which they become participants for purposes of eligibility, vesting and benefit accrual, including for purposes of determining (i) short-term and long-term disability benefits, (ii) severance benefits, (iii) vacation benefits, and (iv) benefits under any retirement plan; provided, that credit need not be given for service to the extent such credit would result in duplication of benefits.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Effect of the Offer and the Merger Agreement on the Company’s Equity Incentive Plans.

The Merger Agreement states that not later than the Effective Time, the Company shall take all actions necessary to provide that, either (i) each option to acquire Shares (an “Option”) granted under the Option Plans, whether or not then exercisable or vested, that is outstanding and unexercised at the Effective Time (or, to the extent practicable immediately prior to the time at which the Purchaser consummates the purchase of tendered Shares pursuant to the Offer (the “Purchase Time”)), shall be cancelled in exchange for the right to receive from Merger Sub or the Surviving Corporation, an amount in cash in respect thereof equal to the product of (x) the excess, if any, of the Offer Price over the exercise price thereof and (y) the number of shares of the Common Stock subject thereto (such payment to be net of applicable withholding taxes) or (ii) any Option that is not cancelled as described above shall represent, upon exercise on or after the Effective Time, the right to receive Common Stock which has been converted into the right to receive an amount in cash equal to the Offer Price.

As a result of the foregoing, the approximate dollar value of the outstanding Options, based on the excess, if any, of the Offer Price over the exercise price per share subject to such Option, issued to Messrs. Davidson and Martin and Ms. Brier, and the aggregate dollar value of the outstanding Options issued to the non-employee directors of the Company Board, are, respectively:  Mr. Mays, $18,400, Mr. Davidson, $33,000; Mr. Martin, $631,000; Ms. Brier, $1,266,636 and the non-employee directors of the Company Board (excluding Mr. Mays), $3,287,358. The approximate aggregate dollar value of all the outstanding Options issued to employees and directors of the Company (including the Options of the officers and non-employee directors listed above), based on the excess, if any, of the Offer Price over the exercise price per share subject to such Options, is $9,099,632.

In addition, each share of restricted stock ( “Restricted Stock”) granted under the Option Plans, whether or not then vested, that is issued and outstanding immediately prior to the consummation of the Offer or issuable pursuant to any outstanding equity awards granted under the Option Plans will be converted into the right to receive an amount in cash equal to the Offer Price. As a result of the foregoing, the approximate dollar value of outstanding Restricted Stock, based on the Offer Price, issued to Ms. Brier is $115,644. Messrs. Mays, Davidson and Martin do not have any outstanding Restricted Stock. Mr. Mays has 39,035 RSUs with an aggregate dollar value of approximately $722,148. The approximate aggregate dollar value of outstanding RSUs issued to directors (excluding Mr. Mays) of the Company is $1,616,864.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Effect of the Offer and the Merger Agreement on the Company’s Employee Stock Purchase Program.

The Merger Agreement provides that substantially concurrently with the approval of the Merger Agreement, the Compensation Committee of the Company Board will take any and all actions with respect to the Company’s Employee Stock Purchase Plan (the “ESPP”) as are necessary to provide that (i) all offering periods under the ESPP will be immediately suspended and any contributions made for the current offering periods will be returned to ESPP participants, and (ii) the ESPP will terminate, effective immediately as of the Purchase Time, except that all administrative and other rights and authorities granted under the ESPP to the Company, the Company Board or any committee or designee thereof shall remain in effect and reside with the Company following the Purchase Time.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Effect of the Offer on Directors’ and Officers’ Indemnification and Insurance.

The Merger Agreement provides that the Purchaser shall (and shall cause Merger Sub and its subsidiaries to) indemnify and hold harmless, each present and former director and officer of the Company including, without limitation, officers and directors serving as such on the date the Merger Agreement and each person who becomes prior to the Effective Time an officer or director of the Company or any of its subsidiaries (collectively, the “Indemnified Parties”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by the DGCL or any other applicable law or provided under the Company’s Certificate of Incorporation and By-Laws in effect on the date the Merger Agreement; provided that (i) such indemnification shall be subject to any limitation required to be imposed from time to time by applicable law, (ii) in connection with any claim as to which indemnification is sought, neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld), and (iii) neither the Company nor the Surviving Corporation shall be obliged pursuant to Section 5.12 of the Merger Agreement to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any single action except to the extent that, in the opinion of counsel for the Indemnified Parties, two or more of such Indemnified Parties have an actual conflict of interest in the outcome of such action.

The Merger Agreement further provides that for six years after the Effective Time, the Purchaser shall, and shall cause the Surviving Corporation and its subsidiaries to, honor and fulfill in all respects the obligations of the Company and its subsidiaries under any and all indemnification agreements in effect immediately prior to the Effective Time between the Company or any of its subsidiaries and an Indemnified Party. In addition, the Merger Agreement states that for a period of six years following the Effective Time, the Purchaser must (and must cause the Surviving Corporation and its subsidiaries to) cause the Certificate of Incorporation and By-Laws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the Certificate of Incorporation and By-Laws (or other similar organizational documents) of the Company and its subsidiaries immediately prior to the Effective Time, and during such six year period, such provisions must not be amended, repealed or otherwise modified in any respect, except as required by applicable laws.

The Merger Agreement also states that in the event that the Company fails to procure the “tail” policy referred to below, for six years after the Effective Time, the Surviving Corporation shall be required to maintain or obtain officers’ and directors’ liability insurance covering the Indemnified Parties on terms and conditions not less favorable than those in effect on the date the Merger Agreement in terms of coverage and amounts; provided, however, that in no event shall the Surviving Corporation be required to expend more than a cumulative amount for such insurance in excess of 300% of current annual premiums paid by the Company for such insurance to maintain or procure insurance coverage pursuant hereto, in which case the Surviving Corporation shall provide the greatest coverage that is then available for 300% of such annual premiums.

Additionally, the Merger Agreement provides that prior to the Effective Time, the Company shall use reasonable efforts, in consultation with the Purchaser, to purchase tail policies to the current directors’ and officers’ liability insurance policies maintained on the date of the Merger Agreement by the Company, which tail policies (i) shall not have an aggregate premium in excess of 300% of the aggregate annual premium most recently paid by the Company prior to the date of the Merger Agreement to maintain the existing policies, (ii) shall be effective with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time, and (iii) shall contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies (complete and accurate copies of which have been made available to the Purchaser); provided, however, that, if equivalent coverage cannot be obtained or can be obtained only by paying an aggregate premium in excess of 300% of such amount, the Company is only required under the Merger Agreement to obtain (and the Surviving Corporation is only required to maintain) as much coverage as can be obtained by paying an aggregate premium equal to 300% of such amount.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Tender and Support Agreement.

As an inducement to enter into the Merger Agreement, and in consideration thereof, the Company, the Purchaser and Merger Sub entered into a Tender and Support Agreement (the “Tender and Support Agreement”), with Yucaipa American Alliance Fund I, L.P., a Delaware limited partnership (“YAAF”) and Yucaipa American Alliance (Parallel) Fund I, L.P., a Delaware limited partnership (“YAAF Parallel”), dated as of the date of the Merger Agreement. Pursuant to the Tender and Support Agreement, each of YAFF and YAFF Parallel has agreed to tender its shares of Common Stock in the Offer (together with any shares of Company Common Stock that are issued to or otherwise acquired or owned by YAAF or YAAF Parallel prior to the termination of the Tender and Support Agreement) (the “Subject Shares”), within five business days after its receipt of all documents or instruments required to be delivered pursuant to the terms of the Offer, and not to withdraw such tender unless the Offer shall have been terminated in accordance with its terms or the Tender and Support Agreement shall have been terminated in accordance with its terms. Additionally, pursuant to the Tender and Support Agreement, Yucaipa has agreed, at every meeting of the stockholders of the Company called, and at every adjournment or postponement thereof, to vote, or cause the holder of record on any applicable record date to vote the Subject Shares (to the extent that any of such Subject Shares are not purchased in the Offer) (i) in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, (ii) against (A) any agreement or arrangement related to any Acquisition Proposal (as defined in the Merger Agreement), (B) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its subsidiaries or (C) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay the Offer or the Merger or that would reasonably be expected to dilute materially the benefits to Purchaser of the transactions contemplated by the Merger Agreement and (iii) in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement, which is considered at any such meeting of stockholders, and in connection therewith to execute any documents reasonably requested by Purchaser that are necessary or appropriate in order to effectuate the foregoing. As of the date of Tender and Support Agreement, YAAF and YAAF Parallel (collectively, “Yucaipa”) owned 5,375,600 shares of Common Stock representing approximately 18% of the outstanding shares of Common Stock.

The summary of the Tender and Support Agreement contained in Section 11 of the Offer to Purchase is incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Tender and Support Agreement, which is filed as Exhibit (e)(5) hereto.

(b)          Arrangements with the Purchaser and Merger Sub.

In connection with the transactions contemplated by the Merger, the Company, the Purchaser and Merger Sub entered into the Merger Agreement and the Company and the Purchaser entered into a Confidentiality Agreement dated January 8, 2007 (the “Confidentiality Agreement”).

The Merger Agreement.

The summary of the material terms of the Merger Agreement set forth in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to

Purchase are incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidentiality Agreement.

As a condition to being furnished Evaluation Material (as defined in the Confidentiality Agreement), the Purchaser has agreed, among other things, that it will keep such Evaluation Material confidential and will use it for the sole purpose of pursuing discussions with regard to entering into a negotiated transaction with the Company. Under the Confidentiality Agreement, “Evaluation Material” does not include information that (a) was or becomes generally available to the Purchaser and known by the public other than as a result of a disclosure by the Purchaser or the Purchaser’s Representatives (as defined in the Confidentiality Agreement) in violation of the Confidentiality Agreement, (b) was or becomes available to the Purchaser or any of the Purchaser’s Representatives on a non-confidential basis from a source other than the Company or its representatives or agents, provided that such source was not bound by any agreement with the Company to keep such information confidential, or otherwise prohibited from transmitting the information to the Purchaser or the Purchaser’s Representatives by a contractual, legal or fiduciary obligation, (c) is or was developed by the Purchaser or the Purchaser’s Representatives independent of any Evaluation Material, or (d) was in the Purchaser’s or its Representatives’ possession prior to being furnished by or on behalf of the Company, provided the source of such information was not bound by any agreement with the Company to keep such information confidential, or otherwise prohibited from transmitting the information to the Purchaser or the Purchaser’s Representatives by a contractual, legal or fiduciary obligation.

In addition, the Purchaser agreed, among other things, that for a period of one year from the date of the Confidentiality Agreement, the Purchaser will not (and will not assist, encourage, advise or participate in efforts by others or as part of a group to), directly or indirectly, without having been specifically requested to do so in writing by the Company’s Board:  (a) propose any business combination (including by way of a tender offer or exchange offer), acquisition or other extraordinary transaction involving the Company, its successors, its securities or any substantial part of its assets, or acquire or agree to acquire any securities (including any rights to acquire securities) of the Company or any of its successors, (b) seek or propose to influence or control, through a proxy solicitation, the voting of Company securities by any person, or otherwise, the board of directors, management or policies of the Company or any of its successors or (c) make any public disclosure, or take any action, including requesting a waiver or modification of any provision of this paragraph, that could require the Company or any of its successors to make any public disclosure, with regard to any of the foregoing actions.

The Purchaser further agreed under the Confidentiality Agreement that, for a period ending on the earliest of (a) the consummation by Purchaser and the Company of a definitive agreement regarding a Transaction or (b) two years from the date of the Confidentiality Agreement, it would not (i) initiate or maintain contact (except for those contacts made in the ordinary course of business) with any officer, director or employee of the Company other than Gregory Mays, including its subsidiaries and affiliates, with respect to confidential information concerning the Company in connection with an acquisition proposal or proposed acquisition proposal, except with the prior written consent of the Company, and (ii) solicit for employment or hire any of the current employees of the Company that are at a senior vice president level or higher, without the prior written consent of the Company. The Confidentiality Agreement does allow the Purchaser to solicit to hire or hire any such employee who responds to any general advertisement placed by the Purchaser in newspapers, periodicals or other media of general circulation (including through a recruiting firm) conducted in the ordinary course and not directed at the Company or at any individual employee, or who has been terminated by the Company, or its subsidiaries, as applicable, who the Purchaser has not induced in any way to leave the Company’s employment.

The foregoing summary is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Item 4.  The Solicitation or Recommendation.

(a)           Solicitation/Recommendation.

The Company Board, during a meeting held on February 20, 2007, by unanimous vote determined that the proposed Offer and Merger are in the best interests of the Company and its stockholders and are advisable and fair to the Company’s stockholders and approved the Offer and the Merger and the form, terms and provisions of the Merger Agreement.

Accordingly, the Company Board unanimously recommends that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, and, if applicable, vote in favor of the Merger.

(b)          Background and Reasons for the Company Board of Directors’ Recommendation

Background of the Offer and Merger.

From time to time the Company has explored a variety of strategic alternatives with a view of enhancing stockholder value, including the possible sale of the Company. During 2004 and 2005 management of the Company, together with its financial advisor, contacted several companies in the grocery industry regarding a possible acquisition of the Company as well as several potential financial buyers. These discussions led to a preliminary proposal from a potential financial buyer for an acquisition of all of the shares of the Company that was not acceptable to the Company at the time. The process of seeking out potential strategic and financial buyers of the Company was terminated in late summer 2005. The current transaction recommended by the Company Board provides consideration substantially in excess of the previous proposal and any other proposal discussed in 2004 and 2005.

On October 19, 2006, the Company’s existing Chief Executive Officer resigned and was replaced on an interim basis by Gregory Mays, the Chairman of the Company Board. Also at such time the Company Board appointed an Executive Committee consisting of Company Board members Brian K. Devine and John Shields to interact with Mr. Mays on interim management of the Company.

On December 20, 2006, the Company’s existing Chief Financial Officer announced he was resigning effective December 31, 2006. The Company Board appointed Mr. Mays to act as interim Chief Financial Officer.

On January 4, 2007, John P. Mackey, the Chief Executive Officer and Chairman of the Board of Directors of Purchaser contacted Mr. Mays and suggested that Mr. Mays meet with him to discuss a potential acquisition transaction of the Company by the Purchaser. Mr. Mackey proposed discussing a transaction where the Purchaser would commence a cash tender offer for all of the Company outstanding shares at a price per share substantially above the market value of the Company’s common stock to be followed by a cash merger. Mr. Mackey further stated that he believed that the stock of the Company was already trading at a premium to market as a result of Yucaipa’s investment in the Company. Mr. Mackey further stated that the Purchaser would only be interested in pursuing such a transaction if the Purchaser and the Company could enter into a definitive acquisition agreement no later than February 21, 2007, the scheduled date for the Purchaser’s earnings release for the first quarter of fiscal year 2007. Mr. Mays agreed to discuss with the Company Board scheduling a face to face meeting with Mr. Mackey to discuss a potential transaction with the Company.

Later on January 4, 2007 and through January 5, 2007, Mr. Mays contacted the members of the Company Board to schedule a meeting of the Company Board on January 6, 2007.

On January 6, 2007, the Company Board met telephonically to discuss the potential transaction, and representatives of the Company’s outside legal counsel advised the Board of its fiduciary duties with respect to a possible transaction. After discussing the potential transaction proposed by the Purchaser, the Company Board authorized Mr. Mays to enter into preliminary discussions with the Purchaser regarding the terms of a potential transaction with the Purchaser and to schedule a meeting with Mr. Mackey. The Board also suggested that Mr. Shields attend such meeting.

Following the January 6, 2007 meeting, Mr. Mays contacted Mr. Mackey and scheduled a meeting for January 10, 2007 in Dallas, Texas.

From January 6, 2007 to January 8, 2007, the Company and the Purchaser and their respective outside counsel prepared and negotiated the terms of a confidentiality agreement, including a standstill agreement from the Purchaser, which was signed on January 8, 2007.

On January 10, 2007, Mr. Mays and Mr. Shields met in person in Dallas, Texas with Mr. Mackey and James P. Sud, the Purchaser’s Executive Vice President of Growth and Business Development, to discuss the nature and terms of the Purchaser’s proposal. Mr. Mays provided Mr. Mackey and Mr. Sud with publicly available information about the Company’s general business prospects and financial outlook. Mr. Mackey, on behalf of the Purchaser, again proposed a transaction to acquire the Company involving a cash tender offer for all of the Company’s outstanding stock followed by a cash merger. Mr. Mackey, based upon the diligence materials he had been provided at the time, proposed a price range of $16.00-$18.00 per share. Mr. Mays proposed, and Mr. Mackey agreed, that the tender offer and the merger would not have a financing condition or diligence condition, that the termination fee payable by the Company would be limited to 2.5% of the equity value of the Company, that the Merger Agreement would contain other provisions to assure certainty of closing the transaction, and that Purchaser would require only limited confirmatory diligence, in addition to Purchaser’s review of the publicly available financial and operating information. Mr. Mackey again stated that Purchaser was scheduled to release its earnings and hold its analyst call on February 21, 2007 and that this date was Purchaser’s deadline to sign a definitive agreement to acquire the Company. Mr. Mays also indicated that he did not believe that a price in the price range proposed by Mr. Mackey would be acceptable to the Company Board.

Following the January 10, 2007 meeting, Mr. Mays and Mr. Sud spoke regularly over the telephone regarding the Purchaser’s proposal and the respective businesses of the Company and the Purchaser generally. In these conversations, Mr. Mays strongly emphasized to Mr. Sud that in order to accomplish a transaction in the indicated time, the Purchaser would have to propose its best price for the acquisition of the Company and he again strongly indicated that a price in the proposed range would not be acceptable to the Company Board.

On January 11, 2007, the Company Board met telephonically to discuss the January 10, 2007 meeting in Dallas, Texas and the status of the potential transaction with the Purchaser. The Company Board discussed the status of the negotiations with the Purchaser, including the Purchaser’s proposed purchase price range. At the conclusion of the meeting the Company Board authorized Mr. Mays to continue to negotiate the terms of the proposed transaction with the Purchaser and to hire a financial advisor on behalf of the Company.

On January 12, 2007, Purchaser delivered a diligence request which the Company responded to. Purchaser then followed up with a second diligence request on January 15, 2007 which the Company also responded to.

On January 20, 2007, Mr. Mackey telephoned Mr. Mays and, on behalf of the Purchaser, submitted to the Company a verbal, non-binding, all-cash proposal to buy the Company for $17.50 per share pursuant to a tender offer followed by a merger as previously discussed. Mr. Mays indicated to Mr. Mackey that the proposed price per share would not be acceptable to the Company Board and expressed his view that the Purchaser was undervaluing certain assets of the Company.

During the week of January 22, 2007, the Company engaged Citigroup Global Markets Inc., (“Citigroup”) as its financial advisor in connection with the Company’s potential transaction with the Purchaser.

During the period of January 22, 2007 to February 6, 2007, the Purchaser continued its diligence activities and representatives of Citigroup and the Company engaged in discussions concerning the terms of any proposed transaction, including continuing negotiations for a higher price. Through Citigroup, the Company also contacted the third party which had expressed the most interest in the Company during prior exploration of strategic alternatives to determine their current level of interest and was advised that, while that party might be interested in purchasing selected store sites, it did not have an interest in acquiring the entire equity interest in the Company.

On February 7, 2007, Mr. Sud telephoned Mr. Mays and, on behalf of the Purchaser, proposed that the Purchaser acquire the Company for $18.50 per share pursuant to the cash tender offer and cash merger transaction structure previously discussed. Mr. Sud stated that this valuation represented the Purchaser’s best and final offer. Mr. Sud also discussed with Mr. Mays the requirement that Yucaipa execute a tender and support agreement.  The oral proposal was followed shortly thereafter by a non-binding written proposal that included a request for additional diligence materials.

On February 8, 2007, the Company Board met to discuss the Purchaser’s proposal. Representatives of Citigroup gave a presentation to the Company Board regarding the financial aspects of the Purchaser’s proposal and representatives of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), the Company’s special counsel, described for the Company Board its fiduciary duties in connection with the potential transaction with the Purchaser. At the conclusion of the meeting, the Company Board authorized Mr. Mays to continue to negotiate the terms of the proposed transaction with the Purchaser and instructed Mr. Mays and Citigroup to contact the Purchaser and the Purchaser’s financial advisor to determine if the per share price offered by the Purchaser was its best and final offer.

Following the February 8, 2007  meeting, Mr. Mays had discussions with representatives of the Purchaser and Citigroup had discussions with representatives of the Purchaser’s financial advisor and following these discussions both Mr. Mays and Citigroup concluded that the price per share offered by the Purchaser was the Purchaser’s best and final offer.  Also following this meeting the parties continued to discuss diligence information concerning the Company and certain requested revisions to the Merger Agreement in order to assure the Company Board that any transaction once announced, might have a high degree of certainty of being consummated.

On February 9, 2007, the Purchaser sent Skadden a proposed draft of the Merger Agreement.

On February 10, 2007, the Company Board met telephonically to discuss the status of the discussions, Purchaser’s proposed purchase price and other aspects of the proposed transaction, including the structure and timing of the transaction as well as the conditions to closing. Representatives of Skadden reviewed for the Company Board certain issues raised in the draft Merger Agreement, including the circumstances under which the Merger Agreement could be terminated. At such meeting Mr. Mays and Citigroup advised the Company Board that, in their view, based upon their negotiations with the Purchaser, the Purchaser’s proposed price of $18.50 per share represented its best and final offer. Following such meeting, and having concluded that it had obtained the Purchaser’s best and final offer, the Company Board authorized the Company’s Compensation Committee to adopt such arrangements as it deemed advisable to secure the services of the workforce necessary to run the business during the sale and transition period by adopting a transition bonus plan for the general workforce and modifying the compensation arrangements for Mr. Mays as interim Chief Executive Officer.

From February 10, 2007 to February 21, 2007, representatives from the Company, the Purchaser and their respective outside financial and legal advisors, had frequent discussions and negotiations regarding the Merger Agreement.

On February 15, 2007, the Company’s Compensation Committee met telephonically to discuss 2006 bonuses and compensation issues relating to the Purchaser’s proposal. At such meeting the Compensation Committee authorized certain matters in connection with the Offer and Merger subject to full Company Board approval, including: (i) upon the earlier of consummation of the Offer or the Merger (x) the termination of the Company’s employee stock purchase plan and (y) the acceleration of outstanding Options, (ii) upon the Effective Time, the cancellation of each Option in exchange for the right to receive the difference between the Offer Price and the exercise price of such Option, (iii) adoption of the Company’s 2007 Transition Bonus Plan, and (iv) modification of the compensation arrangements for Mr. Mays.

During the week of February 12, 2007, representatives of the Company had discussions with representatives of Yucaipa regarding the Tender and Support Agreement and drafts of such agreement were circulated and negotiated among the Purchaser, the Company and Yucaipa.

On February 17, 2007, the Company Board met telephonically to discuss the status of the proposed transaction with the Purchaser. Representatives of Skadden updated the Company Board on the status of the Merger Agreement, diligence matters  and the issues that were under discussion among the parties. At the conclusion of the meeting the Company Board scheduled a meeting for February 20, 2007 to consider the approval of the Merger Agreement and the transactions contemplated thereby.

From February 17, 2007 to February 21, 2007, representatives from the Company, the Purchaser and their respective financial and legal advisors, had frequent discussions regarding finalizing the Merger Agreement and the related documents. Also during this period, representatives of Yucaipa, the Company and the Purchaser finalized the tender and support agreement.

On February 20, 2007, the Company Board met telephonically. Mr. Mays described for the Company Board discussions he had with representatives of the Purchaser since the Company Board meeting on February 17, 2007. Representatives of Citigroup gave a presentation to the Company Board regarding the financial aspects of the Purchaser’s proposal. Citigroup delivered an oral fairness opinion, with a written copy to be delivered by Citigroup subsequently. Representatives of Skadden updated the Company Board on discussions with representatives of the Purchaser and reviewed with the Company Board in detail the terms of the Offer and the Merger Agreement. Representatives from Skadden, Citigroup and management addressed questions from the Company Board. After a general discussion involving all of the members of the Company Board, the Company Board by a unanimous vote determined that the proposed Offer and Merger are in the best interests of the Company and its stockholders and are advisable and fair to the Company’s stockholders, and approved the Offer and the Merger and the form, terms and provisions of the Merger Agreement and authorized the officers of the Company to execute the Merger Agreement and related documents following the approval of the Board of Directors of the Purchaser. The Company Board also approved the actions taken by the Compensation Committee.

On February 21, 2007, the Board of Directors of the Purchaser approved the Merger Agreement and the Offer. Following such meeting, the Purchaser, Merger Sub and the Company executed and delivered the Merger Agreement and related documents and publicly announced the proposed transaction.

Reasons for the Recommendation.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company stockholders tender all of their shares of Common Stock pursuant to the Offer and vote their shares of Common Stock in favor of the adoption of the Merger Agreement, the Offer and the Merger and the other transactions contemplated thereby, in accordance with the applicable provisions of Delaware law, the Company Board consulted with the Company’s senior management, outside legal counsel and financial advisor and considered a number of factors, including the following:

1.                                      Financial Condition and Prospects of the Company. The Company Board considered the current and historical financial condition, results of operations, business and prospects of the Company as well as the Company’s financial plan and prospects if it were to remain an independent company, including the substantial capital expenditures required to advance a growth strategy for the Company and its business plan, and the accompanying risks associated with financing such capital expenditures. The Company Board discussed the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan, including the current transition in the senior management of the Company. The Company Board considered that the holders of Common Stock would continue to be subject to the risks and uncertainties of the Company’s financial plan and prospects unless the Common Stock was acquired for cash.

2.                                      Transaction Financial Terms; Premium to Market Price. The Company Board considered the $18.50 per share price to be paid in cash for each share of the Company’s common stock, which represents a 17% premium over the closing price of the Company’s common stock on February 20, 2007, the last trading day before the Offer and the Merger were announced, a 23% premium over the average closing price of the Company’s common stock for the one month prior to announcement and a multiple of 13 times EBITDA for the last 12 months.

3.                                      Historical Trading Prices. The Company Board considered the relationship of the Offer Price and the Merger Consideration to the historical trading prices of the Shares.

4.                                      Cash Tender Offer; Certainty of Value. The Company Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of value of such cash consideration. The Company Board also considered that, while the consummation of the Offer gives the stockholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the Merger and Offer, tendering in the Offer would eliminate the opportunity for stockholders to participate in the future growth and profits of the Company.

5.                                      Timing of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a tender offer for all Shares, which should allow stockholders to receive the transaction consideration in a relatively short time frame, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their shares in the Offer. The Company Board also considered the business reputation of the Purchaser and its management and the substantial financial resources of the Purchaser and, by extension, Merger Sub, which the Company Board believed supported the conclusion that an acquisition transaction with the Purchaser and Merger Sub could be completed relatively quickly and in an orderly manner.

6.                                      Citigroup Fairness Opinion. The Company Board considered the presentation of Citigroup as to various financial matters and the Citigroup Opinion (as defined below), dated February 20, 2007, to the effect that, as of the date of the opinion, the cash consideration to be received by holders of Shares pursuant to the Offer and the Merger is fair from a financial point of view to such stockholders. The full text of the Citigroup Opinion which sets forth the procedures followed, the factors considered, the limitations on the review undertaken and the assumptions made by Citigroup in arriving at its opinion is attached hereto as Annex A and is incorporated herein by reference. The Citigroup Opinion is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender his Shares in the Offer or as to any other actions to be taken by any stockholder in connection with the Offer or the Merger. Stockholders are urged to read the opinion of Citigroup carefully and in its entirety.

7.                                      Solicitation of Other Parties. The Company Board also considered (i) the fact that the Company did not solicit alternative proposals from third parties other than from one party, (ii) the risks of the proposed transaction with the Purchaser including the risk of not reaching an agreement with the Purchaser prior to the Purchaser’s February 21, 2007 deadline, and the risks to the Company’s business that may have resulted from initiating an auction process, (iii) whether parties other than the Purchaser would be willing or capable of entering into a transaction with the Company that would provide value to the Company’s stockholders superior to the cash price to be paid pursuant to the Offer and the Merger, and (iv) the fact that the Company Board could terminate the Merger Agreement to accept a Superior Proposal (as defined in the Merger Agreement), subject to payment of a termination fee prior to the earlier of the purchase of Shares in the Offer and the time of stockholder approval of the Merger.

8.                                      Terms of the Merger Agreement. The Company Board believed that the provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and termination fees payable by the Company were favorable to the Company’s stockholders. In particular:

(a)                                No Financing Condition. The Company Board considered the representation of the Purchaser that it has available sufficient cash and committed financing sources to satisfy its obligations to cause Merger Sub to purchase and pay for Shares pursuant to the Offer and to cause the Surviving Corporation, to pay the aggregate Merger Consideration and the fact that the Offer is not subject to a financing condition.

(b)                               Ability to Respond to Certain Unsolicited Takeover Proposals. The Company Board considered the fact that the Merger Agreement, while prohibiting the Company and its subsidiaries from, directly or indirectly, (a) soliciting or initiating any inquiries with respect to the submission of any Acquisition Proposal, (b) participating in any discussions or negotiations regarding, or furnishing to any person any information with respect to, or otherwise cooperating in any way with, or knowingly assisting or participating in, facilitating or encouraging, any effort or attempt by any person to make an inquiry in respect of or make any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (c) entering into any agreement or agreement in principle providing for or relating to an Acquisition Proposal, does permit the Company, prior to the purchase of the Shares pursuant to the Offer, in response to an unsolicited bona fide written proposal received on or after the date of the Merger Agreement (and not withdrawn), with respect to an Acquisition Proposal from a third party, which did not result from a breach of the forgoing prohibitions, to furnish information to, and negotiate, explore or otherwise engage in substantive discussions with such third party if, and only to the extent that (i) the Company Board, after consultation with and taking into account the advice of its financial advisors and outside legal counsel, determines in good faith that the Company Board would reasonably be likely to breach its fiduciary duties to stockholders under applicable law without taking such action, (ii) prior to taking such action, the Company receives from such person an executed confidentiality agreement having terms no more favorable than the Confidentiality Agreement, (iii) the Company promptly provides to the Purchaser any non-public information that is provided to the person making such Acquisition Proposal or its representatives which was not previously provided to the Purchaser or Merger Sub, (iv) the Company Board, after consultation with and taking into account the advice of its financial advisors and legal counsel, determines in good faith that such proposal would, if accepted, be reasonably likely to be consummated, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and (v) the proposal would, if consummated, result in a transaction that is more favorable to Company’s stockholders, from a financial point of view, than the transactions contemplated by the Merger Agreement. In addition, the Company Board considered the fact that the Company Board could terminate the Merger Agreement to accept a Superior Proposal, subject to payment of a termination fee prior to the earlier of the purchase of Shares in the Offer and the time of stockholder approval of the Merger.

(c)                                Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions in the Merger Agreement to the obligations of the Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer.

(d)                               Change in Recommendation/Termination Right to Accept Superior Proposals. The Company Board considered the provisions in the Merger Agreement that provide for the ability of the Company Board under certain circumstances to withdraw, modify or change in a manner adverse to the Purchaser and Merger Sub, the Company Board Recommendation (as defined in the Merger Agreement) if certain conditions are satisfied. In particular, the Company Board considered the fact that the Merger Agreement provides that the Company Board may withdraw or modify the Company Board Recommendation, if, prior to the earlier of the Purchase Time or the meeting of the Company’s stockholder to consider the Merger Agreeement, if any, (i) the Company Board determines in good faith that an Acquisition Proposal is a Superior Proposal for which financing, to the extent required, is then represented by a bona fide commitment letter, and that the failure to so withdraw or modify the Company Board’s recommendation would constitute a breach of its fiduciary duties to the Company’s stockholders under applicable law, (ii) the Company Board shall have given at least five business days prior written notice to the Purchaser and Merger Sub of the Company Board’s intent to take such action and provided the Purchaser and Merger Sub with a reasonable opportunity to respond to any such Superior Proposal, (iii) the Company shall have fully considered any response by the Purchaser and Merger Sub and concluded that, notwithstanding such response, such Acquisition Proposal continues to be a Superior Proposal in relation to the transactions contemplated by the Merger Agreement, as the terms thereof may be proposed to be revised by such response, and (iv) any such termination of the Merger Agreement shall be accompanied by payment of the Termination Fee described in paragraph (f) below.

(e)                                Extension of Offer Period. The Company Board considered the fact that the Merger Agreement provides that, under certain circumstances, Merger Sub would be required to extend the Offer beyond the initial expiration date of the Offer or, if applicable, certain subsequent expiration dates, if certain conditions to the consummation of the Offer are not satisfied or waived and to complete the Merger, subject to stockholder approval at a meeting of stockholders, even if Shares are not acquired in the Offer as a result of the failure of Company stockholders to tender a majority of the outstanding shares of Common Stock.

(f)                                  Termination Fee. The Company Board considered the termination fee of $15.2 million, approximately 2.2% of the enterprise value of the Company, that could become payable pursuant to the Merger Agreement under certain circumstances, including in the event that the Company Board terminates the Merger Agreement to accept a Superior Proposal, as well as the view of Citigroup that the termination fee would not be a significant deterrent to competing offers.

(g)                                Appraisal Rights. The Company Board considered the availability of appraisal rights with respect to the Merger for Company stockholders who properly exercise their rights under Delaware law, which would give these stockholders the ability to seek and be paid a judicially determined appraisal of the “fair value” of their shares of Common Stock at the completion of the Merger.

(h)                               Pre-Closing Covenants. The Company Board considered that, under the terms of the Merger Agreement, the Company has agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that the Company will not take a number of actions related to the conduct of its business without the prior written consent of the Purchaser. The Company Board further considered that these terms may limit the ability of the Company to pursue business opportunities that it would otherwise pursue.

9.                                      Strategic Alternatives. The Company Board considered the recent evaluations by the Company Board of the Company’s strategic alternatives and the consolidations occurring in the Company’s business. The Company Board also considered the risks inherent with remaining independent and the prospects of the Company going forward as an independent entity.

10.                               Management. The Company Board also considered the ongoing search for a permanent Chief Executive Officer and a permanent Chief Financial Officer and the risks in finding qualified new management who would develop and implement a new strategic plan for the Company.

11.                               Failure to Close. The Company Board considered the possibility that the transactions contemplated by the Merger Agreement may not be consummated, and the effect of public announcement of the Merger Agreement, including effects on the Company’s sales, operating results and stock price, and the Company’s ability to attract and retain key management and sales and marketing personnel.

12.                               Tax Treatment. The Company Board considered that the consideration to be received by the holders of Shares in the Offer and the Merger would be taxable to such holders for federal income tax purposes.

13.                               Regulatory Approval and Third Party Consents. The Company Board considered the regulatory approvals and third party consents that may be required to consummate the Offer and the prospects for receiving any such approvals and consents, if necessary.

In making its recommendation the Company Board was aware of and took into consideration the interests of certain Company executives, including the interim Chief Executive Officer, who is a member of the Company Board, in the Offer and the Merger as a result of the agreements referred to in Item 3 of this Statement and their holding of Shares and options to purchase Shares as referenced in Item 3 of this Statement.

The Company Board did not assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Company Board viewed their position and recommendations as being based on the totality of the information presented to and considered by them. Individual members of the Company Board may have given different weight to different factors.

(c)           Intent to Tender.

To the knowledge of the Company, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender all Shares over which he or she has sole dispositive power to Merger Sub.

Item 5.  Person/Assets, Retained, Employed, Compensated or Used.

The Company has retained Citigroup as its financial advisor in connection with the Offer and the Merger. The Company has also engaged Citigroup to provide a financial opinion letter in connection with the Merger Agreement, the Offer and the Merger, which is filed as hereto as Annex A and is incorporated herein by reference.

Pursuant to the Engagement Letter between Citigroup and the Company dated January 26, 2007 (the “Engagement Letter”), the Company has agreed to pay Citigroup (i) $1,500,000 upon delivery by Citigroup of an opinion (the “Citigroup Opinion”) as to the fairness, from a financial point of view, to the Company or the holders of the common stock of the Company, of the consideration to be received in the Offer and the Merger, (ii) 4.5% of the equity consideration received in excess of the Transaction Value (as defined in the Engagement Letter) implied by $17.50 per share, and (iii) a termination fee (against which any amount paid under (i) will be credited) equal to 20%, net of direct out-of-pocket expenses incurred by the Company, excluding the termination fee, of any “termination,” “break-up,” “topping” or similar fees or payments or any profits arising from any shares (or option to acquire shares or assets) of any prospective purchaser or its affiliates received by the Company in connection with the termination of any Transaction (as defined in the Engagement Letter), provided, however, that the Engagement Letter specifies that no such fee shall exceed 50% of the fee which the Company would have paid Citigroup had the Transaction been consummated.

The Company has also agreed in the Engagement Letter to reimburse Citigroup for all reasonable travel and third party expenses (not to exceed $25,000 without the prior approval of the Company) and to indemnify Citigroup and certain related persons from and against any losses, expenses, claims or proceedings relating to or arising out of its engagement. The Company further agreed in the Engagement Letter to reimburse Citigroup for its outside legal counsel expense incurred in connection with the Fairness Opinion up to $25,000 in the aggregate without the Company’s prior written consent, not to be unreasonably withheld.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

Item 6.  Interest in Securities of the Subject Company.

No transactions in Shares have been effected during the past sixty days by the Company or, to the knowledge of the Company, any current executive officer, director, affiliate or subsidiary of the Company, other than compensation of directors in the ordinary course of business in connection with the Company’s employee benefit plans.

Item 7.  Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (a) a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (c) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (d) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth above, there are no transactions, resolutions of the Company Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.  Additional Information.

(a)           Section 203 of the Delaware Business Combination Statute.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

(b)          Appraisal Rights.

No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, each holder of Shares that did not tender such holder’s Shares in the Offer at the Effective Time, who has neither voted in favor of the Merger nor consented thereto in writing, and who otherwise complies with the applicable statutory procedures under Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of the holder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger or similar business combination) and to receive payment of such fair value in cash, together with a fair rate of interest, if any, for Shares held by such holder. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer. Moreover, the Company may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer. The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his, her, or its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price in accordance with the Merger Agreement. A stockholder may withdraw a demand for appraisal by delivering to the Company a written withdrawal of the demand for appraisal and acceptance of the Merger.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

(c)           Rights Agreement Amendment.

In connection with the execution and delivery of the Merger Agreement, the Company amended the Rights Agreement to render the Rights Agreement inapplicable to the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer, the Tender and Support Agreement and the Merger, and took all actions necessary so that immediately prior to the consummation of the Merger, the Rights will permanently expire, and the Company and the Surviving Corporation, as the case may be, will have no further obligations to any party in respect thereof.

The foregoing summary of this amendment to the Rights Agreement is qualified in its entirety by reference to the Amendment No. 3 to Rights Agreement, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

(d)          Regulatory Approvals.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the ‘‘HSR Act’’) and the rules that have been promulgated thereunder by the Federal Trade Commission (the ‘‘FTC’’), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the ‘‘Antitrust Division’’) and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants ‘‘early termination’’ of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and asks the filing person voluntarily to withdraw and refile to allow a second 15-day waiting period, or issues a formal request for additional information and documentary material. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Purchaser or the Company. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States. While the Company believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, the Purchaser may not be obligated to consummate the Offer.

On February 26, 2007, the Purchaser and the Company submitted the pre-merger notifications to the FTC and the Antitrust Division.

(e)           Top-Up Option.

Pursuant to the terms of the Merger Agreement, the Company irrevocably granted to Merger Sub an option (the “Top-Up Option”), exercisable only after the acceptance by Merger Sub of, and payment for, Shares tendered in the Offer, to purchase that number (but not less than that number) of Shares (the “Top-Up Shares”) as is equal to the lowest number of Shares that, when added to the number of Shares owned by the Purchaser, Merger Sub and any subsidiaries or affiliates of the Purchaser or Merger Sub, taken as a whole, at the time of such exercise, shall constitute one share more than 90% of the total shares of Common Stock then outstanding (assuming the issuance of the Top-Up Option Shares) at a price per share in cash equal to the Offer Price; provided, however, that (i) in no event shall the Top-Up Option be exercisable (x) for a number of shares of Common Stock in excess of the Company’s then authorized and unissued shares of Common Stock (including as authorized and unissued shares of Common Stock any shares of Common Stock held in the treasury of the Company), or (y) if the issuance of shares of Common Stock by the Company in connection with the exercise of the Top-Up Option by Merger Sub would violate applicable Nasdaq rules, (ii) Merger Sub shall, concurrently with the exercise of the Top-Up Option, give written notice to the Company that as promptly as practicable following such exercise, Merger Sub shall (and the Purchaser shall cause Merger Sub to) consummate the Merger in accordance with Section 253 of the DGCL as contemplated by the Merger Agreement, and (iii) the Top-Up Option may not be exercised if any provision of applicable law or any judgment, injunction, order or decree of any federal, state, provincial, local and foreign government, governmental, quasi-governmental, supranational, regulatory or administrative authority, agency, commission or any court, tribunal, or judicial or arbitral body (each, a “Governmental Entity”) shall prohibit, or require any action, consent, approval, authorization or permit of, action by, or filing with or notification to, any Governmental Entity or the Company’s stockholders in connection with the exercise of the Top-Up Option or the delivery of the Top-Up Shares in respect of such exercise, which action, consent, approval, authorization or permit, action, filing or notification has not theretofore been obtained or made, as applicable.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(f)           Short-form Merger.

Under Section 253 of the DGCL, if Merger Sub acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Merger Sub will be able to effect the Merger after consummation of the Offer without a vote of the Company’s stockholders. If Merger Sub acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger.

(g)           Section 14(f) Information Statement.

The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Merger Sub, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board, other than at a meeting of the Company’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

(h)          Annual Report on Form 10-K.

For additional information regarding the business and financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated herein by reference.

(i)           Certain Litigation.

Tim Auchterlonie, individually and on behalf of all others similarly situated and the general public, and Roes 1 to 1000 vs. Wild Oats Markets, Inc. and Does 1 through 100, is a suit brought in August 2004 in the

Superior Court, County of Los Angeles, for payment of overtime and damages relating to alleged violations of the California Business and Professions Code by a former store director claiming that he should have been classified as an employee paid on an hourly basis, together with other related claims. In mid-2005, five additional named plaintiffs were added to the suit, and the trials of the original plaintiff and the new plaintiffs were bifurcated. The Company believes that all of the named plaintiffs were correctly classified as exempt employees based upon their job duties. The Company settled with the original plaintiff and three other plaintiffs for an immaterial amount in the aggregate and the other two plaintiffs withdrew their claims. After the bench trial, the Court found in favor of the remaining plaintiff on the claim for overtime compensation, and entered judgment against the Company for $43,700 and attorneys’ fees. The Company has appealed the judgment.

The Hoeppner and Puerto cases, described below, are related to the Auchterlonie case. Ana Marie Hoeppner et al. v. Wild Oats Markets, Inc. and Does 1 through 100, Superior Court, County of Los Angeles, is a case asserted by six California plaintiffs arising from claimed misclassification as exempt employees. The parties are awaiting a trial date. The Company believes that it will prevail. Jason Puerto, et al. v. Wild Oats Markets, Inc. and Does 1 through 100, is a suit brought by eight plaintiffs in October 2006 in the Superior Court, County of Los Angeles, with substantively similiar claims as Hoeppner. The Company filed an answer denying liability. The Company does not believe that the total potential liability in either case is material to the Company.

In October 2000, the Company was named as defendant in 3601 Group Inc. v. Wild Oats Northwest, Inc., Wild Oats, Inc. and Wild Oats Markets, Inc., a suit filed in Superior Court for King County, Washington, by a property owner who claims that Alfalfa’s Inc., the Company’s predecessor in interest, breached a lease in 1995 related to certain property in Seattle, Washington. After trial in fiscal 2002, a jury awarded $0 in damages to the plaintiffs, and the Company was subsequently awarded $190,000 in attorneys’ fees. The judgment was reversed on the plaintiff’s appeal and the matter was remanded to the trial court. After a jury trial in August 2006, judgment was entered against the Company in the amount of $823,432, inclusive of attorneys’ fees, costs and interest. The Company has posted a bond and filed a notice of appeal.

The Company is also named as defendant in various actions and proceedings arising in the normal course of business. In all of these cases, the Company is denying the allegations and is vigorously defending against them and, in some cases, has filed counterclaims. Although the eventual outcome of the various lawsuits cannot be predicted, it is management’s opinion that these lawsuits will not result in liabilities that would materially affect the Company’s consolidated results of operations, financial position, or cash flows.

Item 9. Exhibits.

The following exhibits are filed with this Statement:

Exhibit No.	Description
(a)(1)	Offer to Purchase dated February 27, 2007 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO).
(a)(2)	Form of Letter of Transmittal dated February 27, 2007 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(3)

Joint press release issued by the Company and the Purchaser dated February 21, 2007 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on February 22, 2007 (File No. 0-21577)).

(a)(4)	Summary Advertisement published in the New York Times dated February 27, 2007 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).
(a)(5)	Letter to Stockholders of the Company dated February 27, 2007.

(e)(1)

Agreement and Plan of Merger dated as of February 21, 2007, among the Company, Merger Sub and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Company with the SEC on February 22, 2007 (File No. 0-21577)).

(e)(2)(A)	Severance Agreement dated November 7, 2002 by and between the Company and Freya Brier (incorporated by reference to the Company’s Form 10-K for the year ended December 28, 2002 (File No. 0-21577)).
(e)(2)(B)

Severance Agreement dated October 30, 2006 by and between the Company and Roger E. Davidson (incorporated by reference to the Company’s Form 10-Q for the period ended September 30, 2006 (File No. 0-21577)).

(e)(2)(C)	Severance Agreement dated January 12, 2006 by and between the Company and Samuel M. Martin (incorporated by reference to the Company’s Form 10-Q for the period ended April 1, 2006 (File No. 0-21577)).
(e)(2)(D)

Incentive Bonus Agreement, dated as of February 20, 2007, by and between the Company and Gregory Mays (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company with the SEC on February 26, 2007 (File No. 0-21577)).

(e)(2)(E)	Wild Oats Markets, Inc. Deferred Compensation Plan (incorporated by reference from the Company’s Form 10-K for the year ended January 1, 2000 (File No. 0-21577)).
(e)(3)	Confidentiality Agreement between the Purchaser and the Company dated January 8, 2007 (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(4)

Amendment No. 3 to Rights Agreement dated May 22, 1998 by and between the Company and the Rights Agent (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Company with the SEC on February 22, 2007 (File No. 0-21577)).

(e)(5)

Tender and Support Agreement dated as of February 21, 2007 by and between the Company and Yucaipa American Alliance Fund I, L.P. and Yucaipa American Alliance (Parallel) Fund I, L.P. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company with the SEC on February 22, 2007 (File No. 0-21577)).

(e)(6)	Opinion of Citigroup Inc. dated February 20, 2007 (included as Annex A to the Statement).
(e)(7)	The Information Statement of the Company dated as of February 27, 2007 (included as Annex B to the Statement).

Annex A  Opinion of Citigroup Inc. dated February 20, 2007.

Annex B  The Information Statement of the Company dated as of February 27, 2007.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

WILD OATS MARKETS, INC.
By:	/s/ Gregory Mays
Name:	Gregory Mays
Title:	Chairman of the Board of Directors

Dated: February 27, 2007

Annex A

February 20, 2007

The Board of Directors
Wild Oats Markets, Inc.
3375 Mitchell Lane
Boulder, Colorado 80301

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Wild Oats Markets, Inc. (the “Company”) of the Cash Consideration (defined below) to be received by such holders, pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Merger Agreement”) to be entered into among the Company, Nugget Acquisition Co. (“Merger Sub”) and Whole Foods Market, Inc. (“Buyer”). As more fully described in the Merger Agreement, (i) Buyer will cause Merger Sub to commence a tender offer to purchase all outstanding shares of the common stock, par value $0.001 per share, of the Company (“Company Common Stock”) at a purchase price of $18.50 per share, net to the seller in cash (the “Cash Consideration” and, such tender offer, the “Tender Offer”), and (ii) subsequent to the Tender Offer Merger Sub will be merged with and into the Company (the “Merger” and, together with the Tender Offer, the “Transaction”), and each outstanding share of Company Common Stock not previously tendered (other than Company Common Stock owned by Buyer or Merger Sub) will be converted into the right to receive the Cash Consideration. Concurrent with the execution of the Merger Agreement certain stockholders of the Company are entering into a Tender and Support Agreement with Buyer, Merger Sub and the Company.

In arriving at our opinion, we reviewed a draft dated February 20, 2007 of the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of the Company and certain senior officers and other representatives and advisors of Buyer concerning the business, operations and prospects of the Company. We examined certain publicly available business and financial information relating to the Company as well as other information and data relating to the Company which were provided to or discussed with us by the management of the Company, including a financial forecast for the calendar year 2007 prepared by the management of the Company and not publicly available. We reviewed the financial terms of the Transaction as set forth in the Merger Agreement in relation to, among other things:  current and historical market prices and trading volumes of Company Common Stock; the historical and projected 2007 earnings and other operating data of the Company; and the capitalization and financial condition of the Company. We considered, to the extent publicly available, the financial terms of certain other transactions which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of the Company. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

The Board of Directors
Wild Oats Markets, Inc.
February 20, 2007

In rendering our opinion, we have assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the management of the Company that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to the financial forecast for calendar year 2007 and other information and data relating to the Company provided to or otherwise reviewed by or discussed with us, we have been advised by the management of the Company that such forecast and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the Transaction. Representatives of the Company have advised us, and we further have assumed, that the final terms of the Merger Agreement will not vary materially from those set forth in the draft reviewed by us. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company nor have we made any physical inspection of the properties or assets of the Company. We were not requested to, and we did not, solicit third party indications of interest in the possible acquisition of all or a part of the Company, nor were we requested to consider, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing, as of the date hereof.

Citigroup Global Markets Inc. has acted as financial advisor to the Company in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent on the consummation of the Transaction. We also will receive a fee in connection with the delivery of this opinion. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of the Company and Buyer for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with the Company, Buyer and their respective affiliates. We note, in this regard, that we and our affiliates in the past have provided services to certain affiliates of the Company’s largest stockholder unrelated to the proposed Transaction, for which services we and such affiliates have received compensation.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of the Company in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares in the Tender Offer, or how such stockholder should vote or act on any matters relating to the proposed Transaction.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Cash Consideration is fair, from a financial point of view, to the holders of Company Common Stock.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

Annex B

WILD OATS MARKETS, INC.

INFORMATION STATEMENT PURSUANT
TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED
IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed on or about February 27, 2007 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to holders of common stock, par value $0.001 per share (the “Common Stock”), of Wild Oats Markets, Inc., a Delaware corporation (the “Company”), including the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share, of the Company (the “Rights”), issued pursuant to the rights agreement (the “Rights Agreement”), dated as of May 22, 1998, as amended, between the Company and Wells Fargo Bank, N.A., as successor in interest to Norwest Bank Minneapolis, N.A, as rights agent (the “Rights Agent”) (the shares of Common Stock, together with the Rights, being referred to collectively as the “Shares”).

The Schedule 14D-9 relates to the cash tender offer by WFMI Merger Co., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Whole Foods Market, Inc., a Texas corporation (“Purchaser”), disclosed in a Tender Offer Statement on Schedule TO dated February 27, 2007 (the “Schedule TO”) and filed with the Securities and Exchange Commission (“SEC”), to purchase all of the outstanding Shares at a price of $18.50 per Share, net to the seller in cash, without interest (such price per Share, or if increased, such higher price per Share, the “Offer Price”), less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 27, 2007, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). You are receiving this Information Statement in connection with the possible appointment of persons designated by Merger Sub to the Board of Directors of the Company (the “Board”). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated as of February 21, 2007 (the “Merger Agreement”) by and among the Company, the Purchaser and Merger Sub.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Please read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

Purchaser provided the information in this Information Statement concerning Purchaser, Merger Sub and the Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

The Common Stock is the only type of security entitled to vote at a meeting of the stockholders of the Company. Each Share has one vote. As of February 20, 2007, 29,844,296 Shares were issued and outstanding.

BACKGROUND INFORMATION

On February 21, 2007, the Company entered into the Merger Agreement with Purchaser and Merger Sub. The Merger Agreement provides, among other things, for the making of the Offer by Merger Sub and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, as promptly as practicable, and in any event within one business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement, and subject to and upon the terms and conditions of the Merger Agreement and the Delaware General Corporation Law (the “DGCL”), Merger Sub will merge with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation (the “Surviving Corporation”).

In the Merger, the Shares issued and outstanding immediately prior to the consummation of the Merger (other than Shares owned by the Company or any direct or indirect subsidiary of the Company and any Shares owned by Purchaser, Merger Sub, or any subsidiary of Purchaser or Merger Sub or held in the treasury of the Company, all of which will be cancelled, and other than Shares, where applicable, held by stockholders who are entitled to and who have properly exercised appraisal rights under the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”).

DIRECTORS DESIGNATED BY MERGER SUB

Right to Designate Directors

The Merger Agreement provides that promptly upon the purchase by Merger Sub pursuant to the Offer of such number of Shares as represents at least a majority of the then-outstanding shares of Company Common Stock, and from time to time thereafter (subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder), Merger Sub shall be entitled to designate such number of directors (the “Designees”), rounded up to the next whole number, on the Board as will give Merger Sub representation on the Board equal to the product of (x) the total number of directors on the Board (after giving effect to any increase in the number of directors pursuant to Section 1.4 of the Merger Agreement) and (y) the percentage that such number of Shares so purchased bears to the total number of shares of Company Common Stock outstanding. The Merger Agreement further provides that the Company shall, upon request by Merger Sub, promptly increase the size of the Board or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide Merger Sub with such level of representation and shall cause Merger Sub’s designees to be so elected or appointed. Additionally, the Merger Agreement provides that the Company shall also use its reasonable best efforts to cause individuals designated by Merger Sub to constitute the same percentage of each committee of the Board as the percentage of the entire Board represented by individuals designated by Merger Sub. The Merger Agreement provides further that at the request of Merger Sub, the Company shall take all actions necessary to effect any such election or appointment of Merger Sub’s designees, including mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder which, unless Merger Sub otherwise elects, shall be so mailed together with the Schedule 14D-9.

Information with respect to the Designees

As of the date of this Information Statement, Parent has not determined who will be the Designees. However, the Designees will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. Parent has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

List of Potential Designees

The following sets forth information with respect to the Potential Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). Unless otherwise noted, the business address of each Potential Designee is c/o Whole Foods Market, Inc. 550 Bowie Street Austin, Texas 78703. All the positions listed under Principal Occupation or Employment for each Potential Designee are positions within Purchaser unless otherwise indicated.

Name	Age	Principal Occupation or Employment	Citizenship
John P. Mackey	53	Chairman and Chief Executive Officer (since 1980)	US
Glenda Chamberlain	53	Executive Vice President and Chief Financial Officer (since December 1988)	US
A.C. Gallo	53	Co-President (since September 2004) and Chief Operating Officer (since December 2003); various other positions since October 1992	US
James Sud	54	Executive Vice President of Growth and Business Development (since February 2001); various other positions since 1997	US
Walter Robb	53	Co-President (since September 2004) and Chief Operating Officer (since December 2003); various other positions since 1991	US
Lee Valkenaar	50	Executive Vice President of Global Support (since September 2004); various other positions, including President of the Mid-Atlantic Region, since 1987	US
Roberta Lang	48	President and Sole Director of WFMI Merger Co.; General Counsel of Whole Foods Market, Inc.	US

CURRENT BOARD OF DIRECTORS

The Board of Directors of the Company is presently composed of six members and is divided into three classes, categorized as Class I, Class II and Class III. Each year, the directors in one of the three classes are elected to serve a three-year term.

Name	Age	Principal Occupation/Employment	Term Expiration
Gregory Mays	60	Chairman of the Board; Interim Chief Executive Officer; Acting Chief Financial Officer	2009
Stacey J. Bell	54	Senior Innovations Scientist, Ideasphere, Inc.	2007
Hal Brice	50	Co-Chief Executive Office of HEILBrice	2008
Brian K. Devine	64	Chairman of Petco Animal Supplies, Inc.	2007
David J. Gallitano	58	President of Tucker, Inc.	2008
John A. Shields	62	Former Chief Executive Officer, First National Supermarkets, Inc.	2007

The following are brief biographies of each current member of the Board.

Gregory Mays has served as a Director and the Chairman of the Board since July 2006. Mr. Mays has served as interim Chief Executive Officer from October 19, 2006, and has acting as the Company’s principal financial officer from January 1, 2007 through the present. Mr. Mays has held numerous senior executive positions in a 33-year career in the retail food industry. Companies in which he has been a senior executive include Ralphs Grocery Company, Food 4 Less Supermarkets, Alpha Beta Stores, Almacs’ Supermarkets and Cala Foods. From February 1999 to present he has been a consultant. He currently serves as a Director of Pathmark Supermarkets, Inc., Source Interlink Companies, Inc. and Simon Worldwide, Inc.

Dr. Stacey J. Bell has served as a Director of the Company since December 2002. Since June 2004, Dr. Bell has been employed as Research and Development, Senior Innovations Scientist by Ideasphere, Inc., a manufacturer of vitamins and supplements. Dr. Bell has also acted as an independent consultant to the food and supplements industries on product development and formulation issues. From September 2002 through February 2004, Dr. Bell served as Vice President of Medical Research and Education at Zone Labs (formerly known as Sears Labs) in Marblehead, Massachusetts. From June 1999 through November 2001, Dr. Bell was employed by Functional Foods, LLC and Functional Foods, Inc., where Dr. Bell was responsible for development of products for use in the treatment of human disease and conditions. During the first half of 1999, Dr. Bell was employed by Medical Foods, Inc., where she was engaged in the development of food products for use in the treatment of people with chronic disease. From 1987 through 1998, Dr. Bell conducted clinical research trials for the New England Deaconess Hospital and Harvard Medical School.

Hal Brice has served as a Director for the Company since July 2006. Since its founding in 1987, Mr. Brice has been the chief executive officer of HEILBrice, a retail marketing and advertising firm, which has since been producing advertising and marketing strategies for large food retail chains, media, consumer packaged goods and restaurants.

Brian K. Devine has been a Director of the Company since October 1997. Mr. Devine is Chairman of Petco Animal Supplies, Inc., and has been with Petco since August 1990. Prior to joining Petco, Mr. Devine was President of Krause’s Sofa Factory, a furniture retailer and manufacturer, from 1988 to 1989. From 1970 to 1988, Mr. Devine held several positions with Toys “R” Us, including Senior Vice President, Director of Stores. Currently, Mr. Devine serves on the board of the Retail Industry Leaders Association, National Retail Federation, Students in Free Enterprise, Georgetown University Board of Regents, Georgetown University’s College Board of Advisors, San Diego Padres and the San Diego International Sports Council.

David J. Gallitano has served as a Director for the Company since January 30, 2003. Mr. Gallitano is President of Tucker, Inc., a private investment and advisory firm. Mr. Gallitano was elected to the board of Hanover Insurance Group in May 2006. Mr. Gallitano was Chairman, Chief Executive Officer and President of APW Ltd., a global contract manufacturing company of technical equipment from April 2003 through March 2005. Mr. Gallitano was the Chairman and Chief Executive Officer of Columbia National, Inc. from May 1993 until September 2002. Mr. Gallitano was an Executive Vice President at PaineWebber Incorporated, where he headed the company’s Principal Transactions Group from December 1986 through May 1993. Mr. Gallitano also served as President and Chief Executive Officer of the General Electric Mortgage Capital Corporation from January 1984 through December 1986.

John A. Shields has been a member of the Board of the Company since July 1996, and was the Chairman of the Board of the Company from July 1996 through May 2004. From June 1995 to July 1996, Mr. Shields was a member of the board of directors of Alfalfa’s, Inc., which merged with the Company in 1996. He was Chairman of the Board of Homeland Stores, Inc. from October 1997 to October 2001. From January 1994 through December 1997, he was Chairman of the Board of Delray Farms Markets, a chain of produce, meat and deli markets. From 1983 until 1993, Mr. Shields was President and Chief Executive Officer of First National Supermarkets. He is currently a director of Shore Bank and Trust Company.

CORPORATE GOVERNANCE

THE BOARD OF DIRECTORS

The Board represents the interest of all stockholders in perpetuating the business of the Company for the most favorable results, and for ensuring that the Company operates in accordance with its mission and values and its Code of Business Conduct and Ethics, which is posted on the corporate Internet Web site, http://www.wildoats.com. This is an active responsibility. The Board has the responsibility to ensure that management is executing its responsibilities, and to regularly monitor the effectiveness of management policies and decisions, including the execution of strategies.

Independence

A majority of the Board of Directors are independent, as defined by Rule 4200(a)(15) of the National Association of Securities Dealers (“Rule 4200(a)(15))”. Mr. Gregory Mays, the Chairman of the Board, has acted as interim Chief Executive Officer for the past 4 months and the acting principal financial officer for the past 2 months. While serving as an interim officer of the Company, Mr. Mays is not considered an independent director as defined by Rule 4200(a)(15). All members of the Audit, Compensation and Nominating Committees are independent, as defined by Rule 4200(a)(15), and members of the Audit Committee also satisfy the additional requirements for independence as defined in Rule 4350 of the National Association of Securities Dealers (“NASD”). Perry D. Odak, who served as a director, Chief Executive Officer and President until his resignation in October 2006, did not satisfy the definition of independence prescribed by Rule 4200(a)(15), as a result of his employment as an executive officer of the Company.

Meetings

The Board meets in executive sessions of independent non-management directors at least four times per year. During the fiscal year ended December 30, 2006, the Board of Directors held nine meetings. The Board has an Audit Committee, a Compensation Committee, a Nominating Committee and a Real Estate Committee. During fiscal 2006, all directors attended at least 75% of the meetings of the Board held during the period for which he has been a director, and all directors attended at least 75% of the aggregate of the total number of meeting held by all committees of the Board on which such director served during the period of such service.   Four members of the Board attended the Annual Meeting for fiscal 2006. The Board of Directors has adopted charters for each of the Audit, Compensation and Nominating committees, which are posted on the corporate Internet Web site http://www.wildoats.com.

How can a Stockholder communicate with the Board?

Stockholders may contact any member (or all members) of the Board, any Board committee or any chair of any such committee by mail or electronically. To communicate with the Board, any individual directors or any group or committee of directors, correspondence should be addressed to the Board of Directors or any such individual directors or group or committee of directors by either name or title. All such correspondence should be sent “c/o Corporate Secretary” at 1821 30th Street, Boulder, Colorado 80301. To communicate with any of the Company’s directors electronically, stockholders should go to our Company Web site at www.wildoats.com. Click on “Investor Relations/Contact the Board,” and you will open an on-line form that may be used for writing an electronic message to the Board, any individual directors, or any group or committee of directors. Please follow the instructions on such Web site in order to send your message.

All communications received as described above will be opened by the office of our General Counsel for the sole purpose of determining whether the contents represent a message to the Company’s directors, or a message that would be better addressed by one of our staff members. Any inquiries that relate to advertising, promoting a product or service, or patently offensive material will not be forwarded. Communications regarding daily operations of Wild Oats Markets will be forwarded to the appropriate Company employee. All other communications will be forwarded to the addressee promptly. In the case of communications to the Board or any group or committee of directors, the General Counsel’s office will make sufficient copies of the contents to send to each director who is a member of the group or committee to which the envelope or e-mail is addressed.

The Company does not require, but strongly urges attendance by members of the Board of Directors at the Annual Meeting. All Directors attending the Annual Meeting of Stockholders will be available to answer relevant stockholder questions.

THE NOMINATING COMMITTEE

The members of the Nominating Committee are Dr. Stacey Bell, Hal Brice and David Gallitano, with Dr. Bell serving as Chairperson. The Nominating Committee identifies and recommends to the Board individuals qualified to serve as directors of the Company and on committees of the Board, and advises the Board with respect to the composition of the Board and its committees. The Nominating Committee implements the Board’s policies and procedures for Corporate Governance, and conducts annual evaluations by Board members of overall Board performance and effectiveness. The Board of Directors has determined that each member of the Nominating Committee is independent as defined in Rule 4200(A)(15), and qualified to serve on the Nominating Committee pursuant to the requirements of The Nasdaq Stock Market, Inc. (“NASDAQ”). In fiscal 2006, the Nominating Committee held three meetings.

There have been no material changes to the procedures by which security holders may recommend nominees since the last disclosure of such procedures in the definitive Proxy Statement for the Annual Meeting held on May 2, 2006. The Nominating Committee will give consideration to any director candidates recommended by stockholders or groups of stockholders holding 5% or more of the outstanding voting stock of the Company. The Nominating Committee will also review nominations submitted by stockholders holding less than 5%, but is under no obligation to formally consider such nominations. In considering candidates submitted by stockholders, the Nominating Committee will take into consideration the needs of the Board and the qualifications of the candidate. To have a candidate considered by the Nominating Committee, a stockholder must submit the recommendation in writing and must include the following information:

•                    The name of the stockholder or group of stockholders making the recommendation, and evidence of the person’s or group’s ownership of Company stock, including the number of shares owned and the length of time of ownership;

•                    The name of the candidate;

•                    The candidate’s resume or a listing of his or her qualifications to be a director of the Company; and

•                    The candidate’s consent to be named as a director if selected by the Nominating Committee, nominated by the Board and approved by the stockholders.

The stockholder recommendation and information described above must be sent by U.S. mail, postage prepaid, to the Board c/o Corporate Secretary, at 1821 30th Street, Boulder, Colorado 80301 and must be received by the Corporate Secretary not less than 210 days prior to the anniversary date of the Company’s most recent annual meeting of stockholders.

The Nominating Committee believes that the minimum qualifications for serving as a director of the Company are that a nominee demonstrate, by significant accomplishment in his or her field, an ability to make a meaningful contribution to the Board’s oversight of the business and affairs of the Company and have an impeccable record and reputation for honest and ethical conduct in both his or her professional and personal activities. In addition, the Nominating Committee examines a candidate’s specific experiences and skills in relation to the needs of the Board and the Company and the skills and experiences of current Board members, time availability in light of other commitments, potential conflicts of interest and independence from management and the Company. The Nominating Committee also seeks to have the Board represent a diversity of backgrounds, experience, gender and race, with an emphasis on retail experience.

The Nominating Committee identifies potential nominees by asking current directors and executive officers to notify the Committee if they become aware of persons, meeting the criteria described above, who may be available to serve on the Board. The Nominating Committee also, from time to time, may engage firms that specialize in identifying director candidates. As described above, the Committee will also consider candidates recommended by stockholders.

Once a person has been identified by the Nominating Committee as a potential candidate, the Committee may collect and review publicly available information regarding the person to assess whether the person should be considered further. If the Nominating Committee determines that the candidate warrants further consideration, the Chairman or another member of the Committee contacts the person. Generally, if the person expresses a willingness to be considered and to serve on the Board, the Nominating Committee requests information from the candidate, reviews the person’s accomplishments and qualifications, including in light of any other candidates that the Committee might be considering, and conducts one or more interviews with the candidate. In certain instances, Committee members may contact one or more references provided by the candidate or may contact other members of the business community or other persons that may have greater first-hand knowledge of the candidate’s accomplishments. The Committee’s evaluation process does not vary based on whether or not a candidate is recommended by a stockholder. Current members of the Board will also be asked to interview a candidate for the Board and to provide input on whether such candidate is suitable for the position.

THE AUDIT COMMITTEE

The members of the Audit Committee are David Gallitano, Hal Brice and John Shields, with Mr. Gallitano serving as Chairman of the Audit Committee. Mr. Gallitano and the other members of the Audit committee are independent, as defined by Rules 4200(a)(15) and 4350 of the NASD, and meet the criteria for independence set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934. The Board of Directors has determined that David Gallitano qualifies as an “audit committee financial expert” as the term is used in Item 407(d)(5)(ii) of Regulation S-K.

The Audit Committee is responsible for overseeing the Company’s financial reporting process on behalf of the Board. Management of the Company has the primary responsibility for the Company’s financial reporting process, principles and internal controls as well as oversight of the preparation of its financial statements. The Audit Committee reviews accounting policies and reports, appoints the Company’s independent public accountants and meets with such accountants to discuss audit results and issues related to audit services. The Company’s independent auditors are responsible for performing an audit of the Company’s consolidated financial statements and expressing an opinion as to the conformity of such financial statements with accounting principles generally accepted in the United States. During fiscal 2006, the Audit Committee met with the Company’s independent accountants, Ernst & Young LLP, on four occasions outside the presence of the Company’s management and staff to discuss the Company’s accounting procedures and policies. In fiscal 2006, the Audit Committee held eight meetings.

THE COMPENSATION COMMITTEE

The members of the Compensation Committee are David Gallitano and Dr. Stacey Bell, with Mr. Gallitano serving as the Committee’s Chairman. The Committee is responsible for setting the policies that govern executive compensation, bonuses (if any) and stock ownership programs. The Committee annually evaluates the performance and compensation of the Chief Executive Officer (the “CEO”) and the other executive officers of the Company, based upon a variety of factors, including the achievement of corporate goals, individual performance and comparisons with other independent grocers and retail companies. In fiscal 2006, the Committee held five meetings, and met in executive session during four meetings.

Role of the Compensation Committee

The Compensation Committee (the “Committee”) formulates and administers the Company’s compensation philosophies and programs.  The Committee oversees the Company’s compensation and benefit plans and policies, reviews and approves equity grants, and reviews and approves all compensation decisions relating to elected officers, including the CEO and the other executive officers identified in the Summary Compensation Table below (the CEO and the other executive officers are defined in this discussion as the “Named Executive Officers” or “NEOs”). The Committee also oversees compensation philosophies regarding, and compensation programs for the Board of Directors (which includes compensation for the Chairman of the Board). The Committee submits its recommendations regarding compensation of the Chairman and CEO, or persons performing the same functions, to the independent Directors of the Board for approval. All members of the Committee must be members of the Board and must satisfy the criteria for independence and competence as set by the Securities Exchange Commission and the National Association of Securities Dealers from time to time.

Authority of the Compensation Committee

In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention by the Company, its executives or any other credible party. The Committee has full access to all books, records, facilities and personnel of the Company and has the power to retain outside counsel, consultants or other experts to provide the Committee with such advice, information or expertise as the Committee deems necessary to properly discharge its duties. The Committee has been granted the authority to act on behalf of the Board, and as such, is in place to represent the Company’s stockholders. The Committee has a charter that outlines its responsibilities, authority and the required structure and membership of the Committee. The Committee reviews the adequacy of its Charter from time to time and recommends changes for ratification by the Board where appropriate.

Roles of Executives and Compensation Consultant in Assisting the Committee

The Committee is supported in its work by the CEO, or person performing the same function, as well as the head of the Human Resources Department. Agendas for Committee meetings are set by the CEO in consultation with the Chairman of the Committee, and include items submitted for consideration by the head of Human Resources or CEO. The CEO makes recommendations to the Committee concerning compensation philosophy and decisions.  The head of the Human Resources Department provides resources to the Committee for research on various issues, as well as takes primary responsibility for the drafting of policies and plans to effectuate the decisions of the Committee. On an annual basis, or more often if necessary, the CEO provides comprehensive performance appraisals of senior executive officers and makes recommendations for adjustments in compensation. The Committee reviews recommended changes to NEO compensation and approves changes in compensation prior to implementation. Generally, the CEO’s responsibilities include the administration of the details of the Company’s compensation program (applying the Committee’s general compensation philosophy as previously developed) for all employees. The CEO is involved in discussions concerning Board compensation as a member of the Board.

The head of the Company’s Human Resource department makes recommendations to the CEO and the Committee concerning the assessment and design of compensation programs, plans and awards for employees, including the NEOs. This individual regularly attends the nonexecutive portions of the Committee meetings to provide information and reports on progress on matters as directed by the Committee. The Company’s Corporate Secretary also attends the nonexecutive portions of the Committee meetings to take minutes. The Company maintains a Compensation department in its corporate Human Resources department that implements the Committee’s programs and policies, administers incentive plans and provides research and recommendations on compensation matters to the Committee and the Human Resources department.

The Committee has the authority under its Charter to engage the services of outside advisors and experts to assist the Committee. In the past year, the Committee has engaged Pearl Meyer & Partners (“Pearl Meyer”), an independent outside compensation consultant, to advise the Committee on matters related to compensation of directors, the CEO and NEOs, and the creation of bonus and equity incentive plans.

Compensation Committee Interlocks and Insider Participation

David Gallitano, Dr. Stacey Bell, David Chamberlain and Gregory Mays all served as members of the Committee during all or a portion of 2006. David Chamberlain served as Chairman of the Compensation Committee until he retired from the Board upon the expiration of his term in May 2006. Mr. Mays served as a member of the Compensation Committee for less than three months, resigning from the Committee prior to being appointed interim Chief Executive Officer. The Board of Directors has determined that at the time of service each member of the Compensation Committee satisfied the definition of independence described in Rule 4200(15)(a). The Board of Directors determines the compensation of members of the Compensation Committee.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management; and based such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement on Schedule 14A.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Set forth below is certain information concerning non-director employees who currently serve as executive officers. The Company’s executive officers serve at the discretion of the Board. There are no family relationships between any of the Company’s directors and executive officers. None of the corporations or other organizations referred to below with which an executive officer has been employed or otherwise associated is a parent, subsidiary or affiliate of the Company.

Freya R. Brier, age 49, Senior Vice President, General Counsel and Corporate Secretary. Ms. Brier joined the Company as General Counsel in November 1996 and was named Vice President, Legal in July 1997. In August 2004, Ms. Brier was named Senior Vice President. Ms. Brier was Assistant Secretary of the Company from 1997 through 2001, and Secretary since August 2001. Ms. Brier was named Chief Ethics Officer in October 2002. Ms. Brier was Corporate Counsel for Synergen, Inc. from January 1993 through January 1995. Ms. Brier was a legal consultant to Amgen, Inc. from February 1995 to November 1996, handling securities litigation management and land use acquisition and planning. Prior to joining Synergen, Ms. Brier was a partner with the Denver law firm of Holme Roberts & Owen LLP.

Roger Davidson, age 53, Senior Vice President of Merchandising and Sales. Mr. Davidson joined the Company as Senior Vice President of Merchandising and Marketing, effective October 30, 2006. Mr. Davidson was most recently the Senior Vice President and Chief Operating Officer, Retail Food Companies, of Supervalu, Inc., from December 2004 through June 2006. From December 2003 to December 2004, he was Senior Vice President of Grocery Procurement, Merchandising, and Own Brand for H.E.B. Grocery, a regional Texas-based grocer. From December 2000 to December 2003, he was Senior Vice President of Non-Perishables, Corporate Brands and Global Sourcing for Ahold USA, a leading global food retailing company. Prior to that, Mr. Davidson served in a variety of operations and management roles in his 37-year long career in the food retailing industry.

Samuel Martin, age 50, Senior Vice President of Operations. Mr. Martin joined the Company as Senior Vice President of Operations in January 2006. Mr. Martin was most recently the Senior Vice President of Supply Chain for Shopko Stores Inc., from April 2005 through December 2005. Mr. Martin joined ShopKo in April 2003 as Vice President of Distribution and Transportation, and continued in that capacity until April 2005. From 1998 until 2003, Mr. Martin was Regional Vice President, Western Region, and General Manager for Toys R Us. Prior to that, Mr. Martin served in a variety of operational roles in his 24-year tenure with Fred Meyer Stores.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

The following discussion provides a comprehensive discussion of the compensation philosophy, policies and practices that are applied to arrive at total compensation packages for senior executives of the Company identified below. The Compensation Committee (the “Committee”) reviews and approves all compensation decisions relating to elected officers, including the CEO and the other Named Executive Officers. Where germane to the understanding of compensation, the disclosure may include a broader discussion regarding the application of a particular philosophy, policy or practice to employees of the Company as a whole. See Corporate Governance—Compensation Committee for a narrative description of the Company’s processes and procedures for the consideration and determination of executive and director compensation.

General Compensation Philosophy for Executive Officers

The Committee believes that compensation paid to executive officers should be closely aligned with the performance of the Company on both a short-term and long-term basis, and that such compensation should assist the Company in attracting and retaining key executives critical to its long-term success. A significant portion of the executives’ compensation opportunity is directly related to the Company’s financial targets, and other factors that directly and indirectly influence shareholder value. Primary components of executive officer compensation consist of the following:

•                    Base salary

•                    Annual cash incentive program predicated on the Company achieving targeted financial results

•                    Equity grants as a part of incentive programs and under individual stock option plans

•                    Eligibility to participate in the Company’s 401(k) and Deferred Compensation retirement plans

•                    Disability coverage and life insurance

The Compensation Committee evaluates information from various compensation surveys on an annual basis. The market analyses considered includes retail industry data, including, where available, specific information from the grocery sector. In addition, market data is evaluated by specialized positions that cross industry-specific requirements. The Company adjusts for general economic variances to reflect the local economic marketplace.

For 2006, the Committee requested that Pearl Meyer evaluate and prepare recommendations regarding the following elements of direct compensation for NEOS:

•       Base salary;

•       Actual total cash which included base salary and short-term incentives;

•       Actual long-term incentives (including Black-Scholes value for options); and

•       Actual total direct compensation, which includes actual total cash compensation and actual long term incentives.

This data was collected as part of an overall long term incentive study that was conducted by Pearl Meyer from November 2005 to January 2006. Pearl Meyer utilized as benchmarks the following grocery store companies based on 2004 fiscal year results:

Name of Company	Business Operations	2004 Fiscal Revenues
Arden Group, Inc.	Gibson’s and Mayfair supermarkets in Los Angeles, CA	$503M
The Kroger Company	Dillon Food Stores, City Market, Sav-Mor, Kwik Shop, Mini Mart and King Soopers	$56.4B
Pathmark Stores, Inc.	regional supermarkets primarily in the northeastern US	$3.9B
Publix Supermarkets, Inc.	supermarkets in FL, SC, GA and AL	$18.7B
Safeway, Inc.	Carr-Gottstein, Dominick’s, Genuardi’s, Randall/Tom Thumb, and Von’s supermarkets	$35.8B
SUPERVALU, Inc.	superstores, combination of food and drug stores and wholesale operations	$19.5B
Weis Markets, Inc.	PA, MD, NJ, NY, VA, WV grocery stores and SuperPetz	$2.1B
Whole Foods Market, Inc.	National natural food markets	$4.7B

Because the grocery store comparators vary in size, Pearl Meyer employed a regression analysis to estimate projected compensation ranges for each element of pay for a company with the Company’s approximately $1.05 billion 2004 revenue. To supplement this analysis, Pearl Meyer selected a Supplemental Comparator group of 17 retail and restaurant companies with median revenues approximately equal to the Company’s 2004 revenue of $1.05 billion. Based on these comparators, Pearl Meyer made certain compensation recommendations to the Committee.

Not all of the jobs of the Named Executive Officers can accurately be compared to external market surveys. Hence, standard “benchmark positions”, i.e., jobs closely matched to the market survey job description, are used to establish those salary ranges. All employees of the Company receive a grade level, based on job classification and compensation ranges. Named Executive Officer positions are assigned to the grades based on the benchmarked positions. Consideration is given to the required level of job competencies, formal training and experience, responsibility and accountability.

In addition to the recommendations provided by Pearl Meyer, the Committee also reviewed compensation data from other retail companies that best align with the Company’s sales volume, cash flow and market capitalization to determine the competitive positioning of pay. As part of this review, the Committee considered Pearl Meyer’s recommendations, and a base salary and total cash compensation analysis prepared by the Compensation Department of the Company. The data considered included comparators from the retail/wholesale industries, companies with revenue from $1B to $3B, and analyses both from overall national market pay averages as well as salaries specific to Colorado. Additionally, the Committee considered a historical and perspective breakdown of the total compensation components for each executive officer.

2006 Activities of the Compensation Committee

Compensation Committee meetings in 2006 were attended by the members of the Committee, and, in some instances by the CEO, the head of Human Resources and representatives of Pearl Meyer.

Activities of the Committee are segregated into two types:  “Normal Course Activities” are activities engaged in by the Committee annually or quarterly that effectuate already established compensation policies discussed above, and “Extraordinary Activities” are activities that are required because of unique circumstances, or to amend or establish new compensation objectives as discussed below. Actions taken by the Committee in 2006 include:

Normal Course Activities:

•       setting financial targets for 2006 for the payment of cash incentives under the Company’s home office and regional cash incentive bonus program

•       review and modification of annual compensation of Named Executive Officers

•       approval of grants of stock options for promotions and new hires

•       review of market data collected by the Company on salaries and total compensation packages

Extraordinary Activities:

•       creation of the Wild Oats Markets, Inc. 2006 Equity Incentive Plan, and the submission of such plan for shareholder approval at the Company’s annual meeting of shareholders

•       reservation of 2.35 million shares for issuance under the approved 2006 Equity Incentive Plan

•       the creation of the Roger Davidson Equity Incentive Plan and of the Sam Martin Equity Incentive Plan as inducements to employment for the two executives

•       evaluation of appropriate compensation and negotiation of the renewal of the employment agreement of the Company’s prior CEO

•       negotiation of the former CEO’s post-resignation consideration

•       review and modification of the Board’s compensation structure

•       creation of a long term incentive plan to attract and retain qualified employees

•       establishment of a compensation arrangement for the Company’s interim CEO

In 2006, the pending expiration of the existing employment agreement of Perry D. Odak, the Company’s CEO, required that the Committee evaluate his compensation, using its consultant, against certain benchmark companies discussed below, and negotiate a compensation package for the extension of his employment agreement. The inability of the Committee and CEO to reach agreement necessitated the appointment of Gregory Mays, the Chairman of the Board, as interim CEO and the negotiation of his compensation arrangement, as well as the negotiation of a compensation package for the departing CEO based upon the terms of his then-existing employment agreement. The departure of the Company’s Senior Vice President of Operations in 2005 and the departure of the Company’s Senior Vice President for Merchandising and Sales in early 2006 necessitated the hiring in 2006 of new Senior Vice Presidents of Operations and of Merchandising and Marketing, and the creation of the Sam Martin Equity Incentive Plan and the Roger Davidson Equity Incentive Plan, respectively, were necessary as inducements to accept offers of employment by such individuals. The expiration by its terms of the Company’s 1996 Equity Incentive Plan in June 2006 necessitated the creation of a new incentive plan, the “Wild Oats Markets, Inc. 2006 Equity Incentive Plan” (the “2006 Plan”) to allow the Company to award stock options, restricted stock units and restricted stock to employees and directors to hire, retain and incentivize qualified individuals. The Committee engaged its compensation consultant to review the compensation structure for the Company’s directors, and as a result, made certain modifications, discussed below in “Director Compensation”, to the compensation structure in order to provide compensation more in alignment with the compensation of directors in other companies of similar size and complexity, to ensure the Company’s ability to attract and retain qualified directors.

The Committee also reviewed proposals from management and the Committee’s compensation consultant regarding the establishment of a long-term incentive program for the Company’s employees who are director level and above. The Company had not had, in the past, any formalized program for the grant of long term incentive compensation, and as a result has had difficulty in retaining qualified employees. In late 2005, after determining the desirability and necessity of such a program, the Committee requested that the Human Resources Department work with the Committee’s compensation consultant to propose a formal program, which was approved by the Board of Directors in February 2006. The program and its underlying philosophy are described below in “Equity Incentives”.

In the normal course in July 2006, the Committee approved a salary increase for Freya R. Brier, Senior Vice President, to more closely align her base salary with the market salary for her responsibilities, and approved a salary increase and equity grant to Bob Dimond, Chief Financial Officer and Senior Vice President Finance, in support of retention. Mr. Dimond resigned effective December 31, 2006 (see “Employment Agreements” below).

Summary Compensation Table

The following table sets forth compensation for fiscal year 2006 earned by the PEO, PFO, NEOs and two other individuals for whom disclosure would have been provided but for the fact that the individuals were not serving as executive officers as of December 30, 2006.

Name and Principal Position	Year	Salary($)		Bonus($)		Stock Awards($)		Option Awards($)	Non-Equity Incentive Plan Compensation($)(1)	Change in Pension Value and Nonqualified Deferred Compensation Earnings($)	All Other Compensation($)(2)		Total($)
PEO (Former) Perry Odak	2006	403,847		1,943,346	(3)	132,507	(4)	—	—	—	1,629,168	(5)	4,108,868
PEO (Interim) Gregory Mays	2006	70,968		—		—		—	—	—	—		70,968
PFO (Former) Robert Dimond	2006	336,539		—		83,953		206,247	—	—	83,400	(6)	710,139
A. Sam Martin, Sr. VP Operations	2006	283,654		100,000	(7)	—		—	167,500	—	123,735	(8)	674,889
B. Freya Brier, Senior VP & General Counsel	2006	286,154		—		50,604		53,370	179,000	—	51,421	(9)	620,549
C. Roger Davidson, Sr. VP Merchandising & Marketing	2006	60,577	(10)	—		—		—	43,750	—	53,607	(11)	157,934
Peter Williams, Sr. VP Human Resources (Former)	2006	215,481		—		50,604		44,473	—	—	260,688	(12)	571,246
Bruce Bowman, Sr. VP Business Development Former)	2006	145,000	(13)	—		50,604		17,835	—	—	32,512	(14)	245,945

(1)        Cash bonuses paid pursuant to Cash Incentive Plan described in Annual Cash Incentives below, for 2006 performance.

(2)        Includes matching contributions by the Company to its deferred compensation program for Perry Odak and Freya Brier.

(3)        Payments received under the Resignation Agreement. See Potential Payments Upon Termination or Change in Control—Employee Agreements—Perry D. Odak.

(4)        Includes restricted stock for which vesting was accelerated pursuant to the Resignation Agreement.

(5)        Includes $1.5 million, which is three times Mr. Odak’s annual base salary of $500,000,  payable under the Resignation Agreement in bi-weekly amounts over three years, as well as the value of a leased automobile and the value of upgrades to an incentive trip.

(6)        Relocation expense paid pursuant to Mr. Dimond’s offer letter.

(7)        Guaranteed bonus under Mr. Martin’s offer letter.

(8)        Includes a $45,373 cash payment in lieu of a grant of stock and options under the LTIP for 2006 performance, and relocation expense plus the payment of mortgage and other expenses on Mr. Martin’s former residence.

(9)        Includes a $45,373 cash payment in lieu of a grant of stock and options under the LTIP for 2006 performance.

(10)  Partial year compensation. Mr. Davidson began employment in October 2006.

(11)  Includes a $45,373 cash payment in lieu of a grant of stock and options under the LTIP for 2006 performance.

(12)  Severance for Mr. Williams, who separated employment in November 2006, including 2006 bonus and COBRA coverage for the severance period.

(13)  Partial year compensation. Mr. Bowman retired in June 2006.

(14)  The value of upgrades to an incentive trip.

For 2006, the actual total compensation (base salary and short- and long-term incentive compensation) of the Named Executive Officers generally fell within 26% and 50% of total compensation paid to executives holding equivalent positions in the peer group companies. The Compensation Committee believes that this position was appropriate with the Company’s financial and individual performance of each of the Named Executive Officers, and that the compensation was reasonable in its totality.

Base Salaries

The Company’s compensation philosophy regarding base pay is to pay at “midpoint”, or the 50th percentile, for the position based on industry data.  The salaries of the Named Executive Officers are reviewed on an annual basis by the CEO together with the head of the Human Resources department, as well as at the time of a promotion or other change in responsibilities. Increases in salary are based on an evaluation of the individual’s performance and level of pay compared to the retail industry/ grocery sector peer group pay levels.

Compensation for the Named Executive Officers, and the general philosophy of compensation for senior management, was reevaluated by the Committee in 2006 using its independent compensation consultant, Pearl Meyer, and as a result, the compensation of one Named Executive was adjusted to market based upon a survey of benchmarked companies and job responsibilities.

Annual Cash Incentives

In 2005, the Compensation Committee reviewed and approved the implementation of a Home Office and Regional Incentive Plan (“Cash Incentive Plan”). The Company believes that the Cash Incentive Plan provides short-term incentives for the attraction and retention of qualified individuals and rewards based on both overall Company and individual performance thresholds for alignment with stockholder value. We should disclose the specific target and how discretion was exercised to adjust the adjusted EBITDA. Under the terms of the Cash Incentive Plan, an annual cash bonus may be paid to eligible employees, including the CEO and the Named Executive Officers, if the Company achieves certain minimum financial targets, established by the Committee at the commencement of each fiscal year, which are calculated using earnings before interest, taxes, depreciation and amortization, loss on early extinguishment of debt, loss (gain) on asset disposals, net, certain restructuring and asset impairment charges (income), net. If the minimum financial targets are met, then an employee is eligible for payment if continuously employed through the date upon which the payment under the Incentive Plan is made to all employees (generally in February of the following year), and the employee has received a minimum score on their annual performance review. The amount of the payment is determined as a percentage of base salary based upon the grade level of the employee. For the Named Executive Officers, bonus as a percentage of base salary is 75% for the CEO and 50% for all other Named Executive Officers.

Equity Incentives

The compensation philosophy of the Company for the grant of long term equity incentives is to:

•       attract, retain, motivate and reward employees, non-employee directors and advisors to the Company;

•       provide equitable and competitive compensation opportunities; and

•       promote creation of long-term value for stockholders by closely aligning the interests of officers and directors with the interests of stockholders

In February 2006, the Committee approved the issuance, as an incentive to long-term performance, of restricted common stock of the Company for the CEO, the Named Executive Officers, and other management employees, based on financial performance of the Company for 2005. The restricted stock vests 25% immediately upon issuance, with the remainder vesting 25% annually.

NAME OF OFFICER	# of Shares
Perry D. Odak	16,667
Robert Dimond	8,334
Bruce Bowman	8,334
Freya Brier	8,334
Peter Williams	8,334

Long-Term Incentive Plan.   As part of the compensation consultant’s study on senior management compensation, Pearl Meyer recommended that long term equity incentives be expressed as a percent of base salary in order to produce benchmark comparisons and results that are more consistent with expectations and reasonable internal parity considerations. The comparison of long-term incentives as a percent of base salary continues to tie to the midpoint of total compensation for the benchmarked companies and other salary survey information collected by the Company. Pearl Meyer recommended that annual equity awards to senior executives be comprised of both restricted stock and stock options, with substantially heavier weight to stock options to tie the value of long-term incentives directly to overall Company performance. This recommendation was adopted by the Committee in the formulation of the long term incentive plan described below.

In February 2006, the Committee recommended approval of, and the Board of Directors approved the adoption of the Wild Oats Markets Long Term Incentive Plan (the “LTIP”), an internal policy for the formalization of the grant of long-term incentive options to employees at or above the director level (including store directors). Under the terms of such plan, stock options, restricted stock units and restricted stock may be issued to eligible employees, including the Named Executive Officers, on an annual basis. Under the LTIP, Named Executive Officers are eligible to receive an award of stock options and restricted stock based upon the achievement by the Company of the annual fiscal financial targets described in “Annual Cash Incentives” above. In addition, awards to Named Executive Officers and Vice Presidents under the LTIP are conditioned upon current employment as of the date of determination of award and the achievement of certain individual performance goals. Awards, if any, to Named Executive Officers are granted (1) 75% in stock options, vested 25% each year over four years, and (2) 25% in restricted stock, vested 25% each year over four years. Director-level employees (including store directors) below the Vice President level are awarded stock solely based on achievement by the Company of its annual fiscal financial target, without any individual performance targets. The Company has no guidelines, beyond the specified vesting, that requires holding of any incentive stock grants for any particular periods of time, nor does the Company require that any officer purchase Company stock as a condition to employment.

Wild Oats Markets, Inc. 2006 Equity Incentive Plan.   Also, in February 2006, the Committee recommended, and the Board of Directors approved, the placement of the Wild Oats Markets, Inc. Equity Incentive Plan (the “2006 Plan”) on the agenda of the Company’s 2006 Annual Meeting of Stockholders, and the 2006 Plan was approved by the stockholders. The Company reserved 2.35 million shares of common stock for equity awards under the 2006 Plan. The shares reserved include the sum of 2,000,000 shares plus shares remaining available for issuance under the 1996 Wild Oats Markets, Inc. Equity Incentive Plan, which expired in June 2006. The terms of the 2006 Plan are generally intended to comply with the requirements and current guidance for deferred compensation under Section 409A (“Section 409A”) of the Internal Revenue Code (the “Code”). The 2006 Plan authorizes a broad range of awards, including stock options; stock appreciation rights; restricted stock; restricted stock units (“RSUs”); awards based on common stock; dividend equivalents; performance shares or other stock-based performance awards; cash-based performance awards tied to achievement of specific performance objectives; and, shares issuable in lieu of rights to cash compensation. The exercise price of an option is determined by the Committee, but may not be less than the fair market value of the shares on the date of grant.

Individual Equity Incentive Plans.   In 2006 the Committee approved the creation of two individual equity incentive plans as inducement to accept employment for each of two senior executive officers: Sam Martin, Sr. Vice President of Operations; and Roger Davidson, Sr. Vice President of Merchandising and Marketing. Each individual plan provided for the issuance of 100,000 shares of the Company’s common stock, vesting over a four-year period. The grants of options under the respective individual equity incentive plans was made on or after the public announcement of the applicable appointment, after the execution of the offer agreement and on, or shortly before the first date of employment.

Grants of Plan-Based Awards

This table discloses the actual numbers of stock options and restricted stock awards granted or earned in fiscal 2006 and the grant date fair value of these awards. It also captures potential future payouts under the Company’s non-equity and equity incentive plans.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards				Estimated Future Payouts Under Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or	All Other Option Awards: Number of Securities Underlying		Exercise or Base Price of Option

Name	Grant Date	Threshold ($)(2)	Target ($)(3)		Maximum ($)(4)	Threshold (#)	Target (#)	Maximum (#)	Units (#)	Options (#)		Awards ($/sh)
PEO—Perry Odak	02-08-06	—	—		—	—	—	—	16,667	—		—
PEO—Greg Mays		—	—		—	—	—	—	—	—		—
PFO—Bob Dimond	02-08-06	—	—		—	—	—	—	8,334	—		—
	08-07-06	—	—		—	—	—	—	20,000	60,000		16.85
A. Sam Martin	01-05-06	—	—		—	—	—	—	—	100,000	(5)	12.19
	03-15-07	73,750	147,500		221,250	82,500	165,000	247,500	—	—		—
B. Freya Brier	02-08-06	—	—		—	—	—	—	8,334	—		—
	03-15-07	78,750	157,500		236,250	82,500	165,000	247,500	—	—		—
C. Roger Davidson	10-30-06	—	—		—	—	—	—	—	100,000	(5)	18.17
	03-15-07	—	43,750	(6)	—	82,500	165,000	247,500	—	—		—
Peter Williams	02-08-06	—	—		—	—	—	—	8,334	—		—
Bruce Bowman	02-08-06	—	—		—	—	—	—	8,334	—		—

(1)             Assumes full potential vesting of stock and options that could be granted under the LTIP for 2006 performance. For 2006, employee will receive $45,373 cash payment in lieu of a grant of stock and options under the LTIP.

(2)             Minimum payment under Cash Incentive Plan of 25% of employee’s base wage.

(3)             Target payment under Cash Incentive Plan of 50% of employee’s base wage.

(4)             Maximum payment under Cash Incentive Plan of 75% of employee’s base wage.

(5)             Option grant under separate incentive plan as inducement to accept employment with the Company.

(6)             Guaranteed 2006 bonus under Mr. Davidson’s offer letter.

Outstanding Equity Awards at Fiscal Year-End

The following information is given as of December 30, 2006:

	Option Awards					Stock Awards

Name	Number of Securities Underlying Unexercised Options(#) Exercisable	Number of Securities Underlying Unexercised Options(#) Unexercisable	Equity Incentive Plan Awards: Number Of Securities Underlying Unexercised Unearned Options(#)(1)	Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)	Market Value of Shares or Units of Stock That Have Not Vested($)		Equity Incentive Plan Awards Number of Unearned Shares, Units or Other Rights That Have Not Vested(#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested($)
PEO—P. Odak	—	—	—	—	—	—	179,750	(2)	—
PEO—G. Mays	—	—	—	—	—	—	—		—
PFO—B. Dimond	—	60,000	—	16.85	08-07-16	20,000	287,600	(2)	—
	26,666	58,334	—	10.00	04-28-15	6,251	89,889	(2)	—
Sam Martin	—	100,000	—	12.19	01-05-16	—	—		—
Freya Brier	645	—	—	16.00	12-26-07	—	—		—
	7,500	—	—	17.17	02-09-09	—	—		—
	10,000	—	—	9.06	05-26-10	—	—		—
	55,231	—	—	9.40	08-02-11	—	—		—
	20,912	—	—	9.40	08-02-11	—	—		—
	11,666	—	—	11.12	09-04-12	—	—		—
	11,667	—	—	11.12	09-04-12	—	—		—
	17,708	7,292	—	12.63	02-26-14	—	—		—
	2,499	—	—	6.10	02-24-15	—	—		—
	3,000	6,501	—	6.10	02-14-15	6,251	89,889		—
Roger Davidson	—	100,000	—	18.17	10-30-16	—	—		—
Peter Williams	—	—	—	—	—	6,251	89,889	(2)	—
Bruce Bowman	—	—	—	—	—	6,251	89,889	(2)	—

(1)             For 2006, employee will receive $45,373 cash payment in lieu of a grant of stock and options under the LTIP.

(2)             Value of restricted stock that will not vest as a result of the termination of the former executive’s employment at or prior to year end.

Option Exercises and Stock Vested

The following table sets forth certain information regarding options and stock awards exercised and vested, respectively, during 2006 for the persons named in the Summary Compensation Table.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise(#)	Value Realized on Exercise($)	Number of Shares Acquired On Vesting(#)	Value Realized On Vesting($)
PEO—Perry Odak	182,501	669,097	4,167	60,213
PEO—Greg Mays	—	—	—	—
PFO—Bob Dimond	15,000	71,579	2,083	30,099
A. Sam Martin	—	—	—	—
B. Freya Brier	13,000	105,560	2,083	30,099
C. Roger Davidson	—	—	—	—
Peter Williams	82,125	463,293	2,083	30,099
Bruce Bowman	216,082	1,898,183	2,083	30,099

Other Benefits

Each of the Named Executives Officers is eligible to contribute to the Company’s 401(k) and Deferred Compensation retirement plans. Under both plans, the Company contributes 50% of the employee’s contribution of up to 4% of total base compensation, and 25% of the next 2% of the employee’s total base compensation. The percentage of income that may be deferred under the 401(k) plan by employees earning greater than $100,000 annually, including the Named Executive Officers, is subject to possible lower deferral limits as prescribed in the Internal Revenue Code of 1986, as amended (the “Tax Code”). Under the Deferred Compensation Plan, employees may also defer a portion of cash incentive payments received under the Incentive Plan.

In addition, Named Executive Officers receive coverage under the Company’s Short and Long-Term Disability Plans, which provide for payments of 60% of the Named Executive’s salary for short-term disability during employment, and 50% (up to a maximum of $6,000 per month) of the Named Executive’s salary for long-term disability during employment, and life insurance in the amount in an amount equal to 200% of annual base salary. All employees, including Named Executive Officers, receive a discount card for a 15% to 30% discount on the price of groceries purchased from the Company’s grocery stores.

Nonqualified Deferred Compensation

The following table discloses contributions, earnings and balances of the PEO, PFO and NEOs under the Deferred Compensation Plan that provides for deferral of compensation on a basis that is not tax-qualified.

Name	Executive Contributions in Last FY($)	Registrant Contributions in Last FY($)(1)	Aggregate Earnings in Last FY($)(2)	Aggregate Withdrawals/ Distributions($)	Aggregate Balance at Last FY($)
PEO—Perry Odak	72,000	12,500	11,885	—	138,299
PEO—Greg Mays	—	—	—	—	—
PFO—Bob Dimond	51,317	—	2,034	—	53,352
A. Sam Martin	—	—	—	—	—
B. Freya Brier	67,821	6,048	27,022	—	300,445
C. Roger Davidson	—	—	—	—	—
Peter Williams	—	—	—	—	—
Bruce Bowman	—	—	—	—	—

(1)           Matching contributions by the Company to the Deferred Compensation Plan are included in “All Other Compensation” in the Summary Compensation Table above.

(2)           Aggregate earnings are not included in “All Other Compensation” in the Summary Compensation Table above.

Potential Payments Upon Termination or Change in Control

Employment Agreements

Perry D. Odak   The Company and Perry D. Odak, the Company’s former Chief Executive Officer and President, entered into an employment agreement, dated March 6, 2001 (the “Odak Agreement”), for a term of five years, subject to continuation on a year-to-year basis unless the Company provided nine months’ prior notice of non-renewal. The Odak Agreement was automatically renewed for a one-year period commencing March 6, 2006. In March 2001, pursuant to the Odak Agreement, Mr. Odak exercised his right to purchase from the Company a number of shares of the common stock equal to five percent (5%) of the outstanding shares, on a fully diluted basis, in exchange for a cash payment and the remainder of the purchase price by a full recourse, five-year promissory note. See Management Indebtedness for a discussion of Mr. Odak’s purchase of 1,332,649 shares of common stock and his payment of the full amount due on the promissory note through remittance of common stock on February 19, 2006. Pursuant to the Odak Agreement and amendments thereto, Mr. Odak received a base salary of $500,000 per annum and had the right to receive a supplemental bonus, if employed, if the fair market value of the Company’s stock, as measured by the closing price on NASDAQ for the preceding 120 consecutive trading days, shall equal at least $30 per share or a change in control occurs (defined as certain mergers, a person acquiring 50% or more of the combined voting power of the Company’s then outstanding securities in the election of directors, and other events defined in the Odak Agreement) and the fair market value of the stock is at least $20 per share. The amount of the supplemental cash bonus equaled $9,273,978.31, plus an amount equal to the interest that would accrue thereon from the original date of the Odak Agreement to the date of payment, at 5.5% per annum, compounded semi-annually. The Odak Agreement, as amended May 10, 2005, provided for the payment of the existing $9.2 million supplemental bonus in the event of Mr. Odak’s death or disability, as defined in the Odak Agreement, while employed by the Company, and for payment of a bonus of approximately $1.6 million: (i) in the event Mr. Odak terminates his employment for “good reason”, as defined in the Odak Agreement, or (ii) in the event Mr. Odak is terminated without “Cause”, as defined in the Odak Agreement. The Company acquired an insurance policy for the benefit of the Company to cover Mr. Odak’s death or disability in the approximate amount of the supplemental bonus.

The Odak Agreement provided for termination at any time by the Company for cause, as defined. If terminated for cause, the Company had no further obligation or liability to Mr. Odak, other than payment of the base amount earned and unpaid at the date of termination and payments or reimbursement of business expenses accrued prior to the date of termination. The Agreement also provided for termination other than for cause, including on a change in control, as defined by the Odak Agreement, in which event the Company had the continuing obligation to pay Mr. Odak his base salary for 36 months following termination, and to provide certain insurance benefits, or reimbursement of the cost of obtaining such coverage, for 36 months following termination.

The Odak Agreement provided Mr. Odak with the right to terminate his employment with the Company for good reason, as defined to include, among other things, a change in control. A termination by Mr. Odak for good reason and in the absence of circumstances that would entitled the Company to terminate Mr. Odak for cause, was treated in the Odak Agreement, as a termination by the Company other than for cause.

As of October 19, 2006, the Company entered into an agreement (the “Resignation Agreement”), with Mr. Odak, in connection with his resignation as Chief Executive Officer, President and a Director of the Company. Pursuant to the Resignation Agreement, in exchange for mutual general releases of any claims by the parties against each other and a non-competition covenant from Mr. Odak through October 2009, Mr. Odak will receive: (a) continuation of his current annual base salary of $500,000 for a period of three years along with medical, dental and vision benefits for such period; (b) a payment in the amount of $1,943,346 in recognition of the increased profitability of Wild Oats and in light of the termination of the Company’s obligations under the Odak Agreement; and (c) use of the automobile currently provided by the Company for the balance of the term remaining on its lease. The Company also accelerated the vesting of 4,167 restricted stock units granted to Mr. Odak for 2006 performance which are scheduled to vest in February of 2007. Mr. Odak agreed to provide transition services to the Company for a 90 working day period, as requested from time to time by the Company.

Bruce Bowman.   The Company and Bruce Bowman entered into an employment agreement dated May 21, 2001, for a term of two years, which automatically renewed on the anniversary of the date for successive one-year periods unless the Company provided notice to him, given within 60 days prior to the anniversary date of Mr. Bowman’s employment, that the Company has elected not to renew this Agreement (the “Bowman Agreement”). Pursuant to the Bowman Agreement, Mr. Bowman received a base salary of $280,000 per annum. Mr. Bowman also received a grant of 180,000 nonqualified stock options pursuant to the Bruce Bowman 2001 Equity Incentive Plan, a plan created as an inducement to Mr. Bowman to accept employment with the Company. The Company could terminate the Bowman Agreement at any time for cause, as defined. If terminated for cause, the Company had no further obligation or liability to Mr. Bowman, other than payment of the base amount earned and unpaid at the date of termination. The Company also could terminate Mr. Bowman’s employment other than for cause, in which event the Company had the continuing obligation to pay Mr. Bowman his base salary for not less than six months. As part of such agreement, Mr. Bowman agreed to maintain as confidential the Company’s proprietary and confidential information, and for a period of three years following his termination of employment, not to have active participation, managerial responsibility or ownership (other than a less than 1% ownership position) or control of any supermarket, food store or retailer of health and beauty aids located within a ten-mile radius of the Company’s stores (defined as those currently operated or for which the Company has executed leases). The Bowman Agreement also contained a non-solicitation covenant under which Mr. Bowman is prohibited from interfering with the Company’s relationship with its employees or suppliers or other business relations.  The Bowman Agreement terminated in June, 2006, upon Mr. Bowman’s resignation from the Company.

Stephen Kaczynski.   The Company and Mr. Kaczynski entered into an employment agreement dated April 24, 2001, for a term of two years, which automatically renewed on the anniversary of the date for successive one-year periods unless the Company provided notice to him, given within 60 days prior to the anniversary date of Mr. Kaczynski’s employment, that the Company elected not to renew this Agreement (the “Kaczynski Agreement”). Pursuant to the Kaczynski Agreement, Mr. Kaczynski received a base salary of $250,000 per annum. Mr. Kaczynski also received a grant of 50,000 nonqualified stock options pursuant to the Stephen Kaczynski 2001 Equity Incentive Plan, a plan created as an inducement to Mr. Kaczynski to accept employment with the Company. The Company could terminate the Kaczynski Agreement at any time for Cause, as defined. If terminated for cause, the Company had no further obligation or liability to Mr. Kaczynski, other than payment of the base amount earned and unpaid at the date of termination. The Company also could terminate Mr. Kaczynski’s employment other than for cause, in which event the Company had the continuing obligation to pay Mr. Kaczynski his base salary for not less than six months. As part of such agreement, Mr. Kaczynski agreed to maintain as confidential the Company’s proprietary and confidential information, and for a period of three years following his termination of employment, not to have active participation, managerial responsibility or ownership (other than a less than 1% ownership position) or control of any supermarket, food store or retailer of health and beauty aids located within a ten-mile radius of the Company’s stores  (defined as those currently operated or for which the Company has executed leases). The agreement contained a non-solicitation covenant under which Mr. Kaczynski is prohibited from interfering with the Company’s relationship with its employees or suppliers or other business relations. The Kaczynski Agreement terminated on March 30, 2006, upon Mr. Kaczynski’s resignation from the Company.

Robert Dimond.   The Company and Mr. Dimond entered into an employment agreement dated April 26, 2005, with an initial base salary of $290,000, a targeted bonus of 50% of base salary dependent on Company and individual performance, a guaranteed bonus of $36,250 in the first year of employment (deducted from any additional bonus received), in addition to reimbursement of approved relocation expenses up to $75,000, plus up to four months of temporary living expenses (the “Dimond Agreement”). The Company created an individual equity incentive plan as inducement to Mr. Dimond’s entry into employment as a Senior Vice President and Chief Financial Officer with the Company, and options to purchase 100,000 shares were granted thereunder. The Dimond Agreement was not for a definite term, but did provide for the right to receive severance payments equal to the then-effective base salary if employment is terminated by the Company without Cause (as defined in the Dimond Agreement) during the first 18 months of employment, after which time the amount of severance decreases for each month thereafter through 24 months, after which time the severance payment is set at an amount equal to six months of the then-effective base salary.  The Dimond Agreement terminated on December 31, 2006, upon Mr. Dimond’s resignation from the Company.

Roger Davidson.   Roger Davidson’s offer letter dated October 4, 2006, with the Company provides for an initial base annual salary of $350,000, with certain bonus opportunities conditioned on continued employment, including a guaranteed bonus of $43,750 for 2006, payable in 2007, and a guaranteed bonus for 2007, in the greater of $75,000, or the amount earned under the Company’s corporate office bonus program. The Company created an individual equity incentive plan as an inducement to Mr. Davidson’s entry into employment, pursuant to which Mr. Davidson received a grant of 100,000 stock options. Mr. Davidson is entitled to receive reimbursement of approved relocation expenses up to $90,000, grossed up for taxes, and temporary housing expenses for up to three months.

Sam Martin.   Sam Martin’s offer letter, dated January 5, 2006, with the Company provided for compensation including an initial base salary of $295,000, a guaranteed bonus of $50,000 at commencement of employment, and a $50,000 bonus payable in April 2006, subject to employment at such time. The Company created an individual equity incentive plan as an inducement to Mr. Martin’s entry into employment, pursuant to which Mr. Martin received a grant of 100,000 stock options. Mr. Martin is entitled to receive reimbursement of approved relocation expenses up to $70,000, temporary housing expenses for up to four months, and certain expenses associated with his former residence for up to six months. In October 2006, the Board of Directors approved an extension of the payment of expenses associated with Mr. Martin’s former residence. In January 2007, the Company increased Mr. Martin’s annual salary to $350,000, and agreed to pay as additional relocation reimbursement to Mr. Martin, the continuing monthly mortgage and upkeep expenses, and the differential between the future sale price and the outstanding indebtedness secured by a lien on Mr. Martin’s former residence after the sale is concluded, as well as $25,000 grossed up for taxes

Named Executive Severance Agreements

As part of the Company’s executive retention strategy, each of the Named Executive Officers and one other member of management is party to a severance agreement with the Company applicable in the event of certain terminations following a “change in control” (the “Severance Agreements”). The Severance Agreements renew from year to year unless terminated, and provide for certain payments in the event the individual’s employment with the Company is terminated by the Company other than for “cause” (as defined in such agreements) or by the individual for “good reason” (as defined in such agreements), in the each case (“cause” and “good reason”) within 24 months following a “change in control” (31% of outstanding stock is transferred, certain mergers or changes in the constitution of the Board, or other events defined in the Severance Agreements) of the Company.

The principal benefits under the Severance Agreements, which are in lieu of any severance benefit otherwise payable to the recipient, consist of (i) a lump sum severance payment equal to two times the individual’s salary and bonus, (ii) a lump sum payment in lieu of Company contributions that would have been made on the individual’s behalf to the Company’s savings plan had the individual’s employment continued for two additional years, (iii) accelerated vesting of all options, (iv) continuation of life, disability, accident and health insurance benefits for a period of two years following such termination of employment, and (v) a payment equal to the amount necessary to reimburse the individual for the full effect of any excise tax levied on “excise parachute payments”. In the event that the conditions triggering the benefits under the Severance Agreement are satisfied, the individual is subject to certain restrictive covenants relating to non-competition and solicitation of employees, customers or suppliers of the Company for two years following a termination of employment. The executives covenant that for two years following termination under change-in-control circumstances to certain restrictions on competition, solicitation and disparagement and to maintain the confidentiality of certain information. In the event of breach, the Company may recoup the pro rata portion of any payments and benefits previously provided. Under the individual Severance Agreements, based on salary and bonus information as of February 1, 2007, each person would receive continuation of life, disability, accident and health insurance for two years, as well as a gross up for taxes for the amounts paid out as specified below. Mr. Davidson would receive $787,500 in severance (two times his annual base salary of $350,000 plus two times his guaranteed 2006 bonus of $43,750), plus $33,000 for acceleration of his outstanding unvested stock options; Mr. Martin would receive $995,000 in severance (two times his annual base salary of $350,000 plus two times his 2006 bonus, payable in 2007, of $147,500), plus $631,000 for acceleration of his outstanding unvested stock options; and Ms. Brier would receive $975,950 in severance (two times her annual base salary of $315,000 plus $345,950, which represents two times the average of her 2005 and 2006 bonuses ($166,950 and $179,000 respectively)) plus $239,059.50 for acceleration of unvested stock options and unvested restricted stock and $12,096.16 for the Company contributions to her deferred compensation plan.

Peter Williams, former Senior Vice President, Human Resources, and the Company entered into a Severance and Release Agreement dated November 20, 2006, pursuant to which the Company paid to Mr. Williams severance payments of $253,085, payable over a six month period, which represents salary, plus estimated 2006 bonus otherwise payable in 2007, in exchange for certain obligations of cooperation, non-solicitation and release of claims.

Director Compensation

In 2006, the Compensation Committee requested that its compensation consultant review certain aspects of director compensation to determine whether the Board’s compensation was in line with the compensation received by members of other corporations’ boards of a similar size and with similar participation in corporate governance activities. The review was done in anticipation of the Board of Directors recruiting several new members to replace those retiring from the Board. Pearl Meyer reviewed a peer group of directors, which was the same group as discussed above in “Compensation Programs”. As a result of such review, in August 2006, the Board approved a modification to director compensation to bring director compensation to a level similar to that of the midpoint of the peer group. Directors who are also employees of the Company (such as Perry D. Odak, the former CEO and a Director) do not receive compensation for their participation on the Board of Directors.

The current general policies on director compensation are as follows:

	Annual Service Fee(1)		Annual Chairman fee(2)	Meeting participation fee(3)
	RSUs(4) equal in value to
Board of Directors	$90,000		$75,000	$3,000
Audit Committee	$10,000	(2)(5)	$20,000	$2,000
Compensation Committee	$5,000	(2)(5)	$10,000	$2,000
Real Estate Committee	$5,000	(2)(5)	$10,000	$2,000
Nominating Committee	$2,500	(2)(5)	$5,000	$2,000

(1)          One-year service period is measured from the date of Annual Meeting of Shareholders (“Annual Meeting”) each year, vesting quarterly from the date of grant, with the remainder vesting on April 30 of the following year.

(2)          Payable on the last business day of each of the Company’s fiscal quarters, convertible at the annual election of the director to vested RSUs valued at the closing price of the Company’s common stock as reported by NASDAQ (the “Closing Price”) on the trading day immediately prior to each quarterly grant date.

(3)          Board members annually may elect to convert the cash fee to a number of RSUs equal to 115% of the cash value, with the RSUs valued at the Closing Price on the last trading day prior to the relevant meeting and vested on the date of the grant.

(4)          The value of each RSU is equal to the Closing Price on the trading day immediately prior to the grant date. The RSUs are exchanged for an equal number of shares of unrestricted common stock of the Company that the director will own outright. The RSU exchange for common stock occurs after expiration of a period occurring after the director’s service on the Board ends, such time period having been previously selected by the director prior to the first RSU grant to such director. The RSUs are issued from the Company’s 2006 Equity Incentive Plan and subject to the terms of the same.

(5)          The chairman of a committee does not receive the annual service fee for membership on the same committee.

Director Long-term Incentive Equity Grants

In addition to the cash compensation specified above, the Directors are entitled to receive the following long-term incentive stock grants:

•       One-time grant of stock options. A one-time grant of 20,000 stock options is made to a member on the date of joining the Board, at one share of the Company’s common stock per stock option, vesting quarterly over one year from the date of the grant, with an exercise price equal to the Closing Price on the trading day immediately prior to the date of the grant. The stock options are issued from the Company’s 2006 Plan and are subject to the terms of the same. Under the prior compensation arrangement new members of the Board received the stock option grant but not the RSU Annual Service Fee grant, identified in the table above, in the first year of service; under the new arrangement Board members receive both in the first year of service.

•       Joining on a date other than the date of Annual Meeting. Board members who join the Board after the date of the Annual Meeting will receive an Annual Service Fee for Board membership, pro rated to reflect the remaining days of service in the year ending on the anniversary date of the last Annual Meeting.

To give effect to the increase in the Annual Service Fee for service on the Board, members of the Board on August 30, 2006, received a grant of RSUs equal in value to the new Annual Service Fee, pro rated to reflect the days of service remaining in the year ending on the anniversary date of the last Annual Meeting, off-set by the pro rata value of RSUs previously granted for the 2006-2007 year of service under the former Annual Service Compensation rate. New board members Hal Brice and Gregory Mays received a grant of RSUs on August 30, 2006, under the new Annual Service Fee rate, pro rated for a partial year of service.

To give effect to the increase in the Annual Service Fee for membership on a committee of the Board, members of such committee will receive on the last day of each Company fiscal quarter a grant of RSUs equal in value to one-quarter of the Annual Service Fee for such committee, pro rated to reflect the remaining days of service in the year ending on the anniversary date of the last Annual Meeting, with the value of each RSU equal to the closing price on the trading day immediately prior to the grant date. The chairman of a committee receives the chairman’s fees but not the annual service fee for such committee.

Director Compensation

The following information is given as of December 30, 2006:

Name	Fees Earned or Paid in Cash($)	Stock Awards($)	Option Awards($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings($)	All Other Compensation ($)	Total($)
Stacey J. Bell	—	101,920	—	—	—	—	101,920
Brian K. Devine	—	99,655	—	—	—	—	99,655
Hal Brice	—	65,543	41,100	—	—	—	106,643
John Shields	6,000	97,855	—	—	—	—	103,855
David J. Gallitano	—	123,916	—	—	—	—	123,916
Gregory Mays	—	81,645	41,100	—	—	—	122,745
David Chamberlain(1)	—	3,439	—	—	—	—	3,439
Robert Miller(2)	—	26,922	—	—	—	—	26,922
Mark Retzloff(3)	—	3,439	—	—	—	—	3,439

(1)             Mr. Chamberlain declined to stand for reelection to the Company’s Board of Directors in May 2006.

(2)             Mr. Miller resigned from the Company’s Board of Directors in May 2006, due to a conflict of interest.

(3)             Mr. Retzloff declined to stand for reelection to the Company’s Board of Directors in May 2006.

Interim CEO Compensation.   In connection with the resignation of Perry Odak, former CEO of the Company, in October 2006, the Company appointed Gregory Mays, the Chairman of the Board of the Company, as interim CEO and agreed to compensate Mr. Mays for services to be provided by Mr. Mays as interim Chief Executive Officer, at a rate of $50,000 per month, increasing to $100,000 a month commencing February 1, 2007. Pursuant to the terms of an Incentive Bonus Agreement dated as of February 20, 2007, between the Company and Mr. Mays, Mr. Mays was granted 20,000 fully vested RSUs and an additional 10,000 RSUs which will vest on the earlier of the consummation of the proposed Merger or at such time as a new Chief Executive Officer is appointed. In addition, to incentivize Mr. Mays to remain as interim CEO in the event that the Merger is not consummated, the Company will grant Mr. Mays an additional 15,000 fully vested RSUs (“Contingent RSUs”) on the earlier to occur of the hiring of a new CEO or December 31, 2007. The RSUs are exchanged for an equal number of shares of the Company’s unrestricted common stock on a date selected by Mr. Mays at his discretion. The RSUs will be issued from and subject to the terms of the Company’s 2006 Plan. Upon the closing of any merger or other business combination, or the sale of all or substantially all of the Company’s assets, Mr. Mays will receive a cash bonus of $750,000 (the “Bonus”). If the Contingent RSUs have been issued prior to the payment of the Bonus, the cash Bonus will be decreased by the product of the number of Contingent RSUs multiplied by price per share on the date of grant. In addition, Mr. Mays is entitled to reimbursement of reasonable out of pocket expenses incurred in the performance of his duties as interim CEO, including travel and housing expenses.

Mr.  Mays will continue to receive compensation for his service as Chairman and as a member of the Board as described above. Mr. Mays resigned from the Company’s Audit and Compensation Committees effective as of October 25, 2006.

TAX DEDUCTIBILITY OF PAY

Section 162(m) of the Tax Code places a limit of $1 million on the amount of compensation that the Company may deduct for Federal income tax purposes in any one year with respect to each of its five most highly paid executives. Compensation above $1 million may be deducted if it is “performance-based compensation” meeting certain requirements under the Tax Code. Annual cash incentive compensation and stock option awards generally are performance-based compensation meeting those requirements and, as such are fully deductible. Restricted stock and restricted stock units are not considered performance-based under Section 162(m) of the Tax Code and, as such, are generally not deductible by the Company. All other annual incentives and long-term incentive amounts will be deductible when paid to the executive officers.  To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Committee has not adopted a policy requiring all compensation to be deductible. Compensation paid in the 2006 taxable year subject to the deduction limit did not exceed $1 million for any one Named Executive Officer. The Board continues to evaluate the effects of the statute and will comply with Code section 162(m) in the future to the extent consistent with the best interests of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the ownership of the Company’s common stock as of February 20, 2007, by: (i)  each director, (ii)  the Named Executive Officers, (iii)  all executive officers and directors of the Company as a group; and (iv)  all those known by us to be beneficial owners of more than five percent of our common stock. All share amounts have been adjusted for 3-for-2 splits of the common stock in January 1998 and December 1999.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent Beneficially Owned(%)(2)
Yucaipa Group(3) c/o The Yucaipa Companies LLC, 9130 W. Sunset Boulevard, Los Angeles, California 90069	5,375,600	18.0%
T. Rowe Price Associates, Inc(4) 100 E. Pratt Street, Baltimore, MD 21202	2,438,990	8.2%
Aletheia Research and Management, Inc.(5) 100 Wilshire Boulevard, Suite 1960, Santa Monica, CA 90401	1,995,327	6.8%
The TCW Group, Inc.(6) 865 South Figueroa Street, Los Angeles, CA 90017	1,790,870	6.0%
The Sultan Center for Trading and General contracting W.L.L.(7) P.O. Box 26567, 13126 Safat, Kuwait	1,662,000	5.6%
Greg Mays(8)	42,633	*
Stacey J. Bell(9)	55,524	*
Hal Brice(10)	21,168	*
Brian D. Devine(11)	117,892	*
David J. Gallitano(12)	62,234	*
John A. Shields(13)	264,220	*
Freya R. Brier(14)	157,901	*
Roger Davidson	0	*
Sam Martin(15)	31,249	*
All executive officers and directors as a group (9 persons)(16)	752,821	2.5%

* Less than one percent.

       (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Beneficial ownership information is based on most recent Form 3, 4 and 5 and 13D and 13G filings with the Securities and Exchange Commission and reports made directly to the Company. Shares of common stock subject to options, restricted stock, warrants and convertible notes currently exercisable or convertible, or exercisable or convertible within 60 days of February 20, 2007, are deemed outstanding for computing the percentage of the person or entity holding such securities but are not outstanding for computing the percentage of any other person or entity. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

       (2) Percentage of ownership is based on 29,844,796 shares of common stock outstanding as of February 20, 2007. Percentage of ownership and shares outstanding reflect the acquisition of shares of common stock by the Company, as discussed in Management Indebtedness.

       (3) The Yucaipa Group consists of  the following: (i) Ronald W. Burkle, (ii) Yucaipa American Management, LLC, a Delaware limited liability company (“Yucaipa American”), (iii) Yucaipa

American Funds, LLC, a Delaware limited liability company (“Yucaipa American Funds”), (iii) Yucaipa American Alliance Fund I, LLC, a Delaware limited liability company (“YAAF LLC”), (iv) Yucaipa American Alliance Fund I, LP, a Delaware limited partnership (“YAAF”) and (v) Yucaipa American Alliance (Parallel) Fund I, LP (“YAAF Parallel”) and, together with Mr. Burkle, Yucaipa American, Yucaipa American Funds, YAAF LLC and YAAF, the “Reporting Persons”). Mr. Burkle is the managing member of Yucaipa American, which is the managing member of Yucaipa American Funds, which is the managing member of YAAF LLC, which, in turn, is the general partner of each of YAAF and YAAF Parallel. Mr. Burkle, Yucaipa American, Yucaipa American Funds, YAAF LLC have shared voting power and shared dispositive power over the full number of shares. YAAF is the direct beneficial owner of 2,999,564 shares. YAAF Parallel is the direct beneficial owner of 2,102,636 shares. Mr. Burkle disclaims any beneficial ownership of the shares (except to the extent of his pecuniary interest in YAAF and YAFF Parallel.

       (4) T. Rowe Price Associates, Inc. has sole voting power over 592,800 shares and sole dispositive power over 2,438,990 shares, and disclaims that it is the beneficial owner of such securities.

       (5) Consists of 1,995,327 shares of which of which Aletheia Research and Management, Inc. has sole voting and dispositive power and disclaims beneficial ownership as to certain or all shares being reported as beneficially owned for Section 13(g) filing purposes.

       (6) The TCW Group, Inc., is the parent holding company and is the beneficial owner, along with its relevant subsidiaries: Trust Company of the West, TWC Asset Management Company, TCW Investment Management Company (collectively, the “TCW Business Unit”). The TCW Group, Inc. has shared power to vote 909,570 shares and shared dispositive power over 1,790,870 shares.

       (7) Consists of 1,662,000 shares of which The Sultan Center for Trading and General Contracting W.L.L. has sole voting and dispositive power.

       (8) Consists of 42,633 RSUs and shares subject to stock options that are exercisable within 60 days of February 20, 2007 held by Mr. Mays.

       (9) Consists of 55,524 RSUs and shares subject to stock options that are exercisable within 60 days of February 20, 2007 held by Dr. Bell.

(10) Consists of 21,168 RSUs and shares subject to stock options that are exercisable within 60 days of February 20, 2007 held by Mr. Brice.

(11) Consists of 117,892 RSUs and shares subject to stock options that are exercisable within 60 days of February 20, 2007 held by Mr. Devine.

(12) Consists of 1,000 shares and 61,234 RSUs and shares subject to stock options that are exercisable within 60 days of February 20, 2007 held by Mr. Gallitano.

(13) Consists of 41,761 shares and 222,459 RSUs and shares subject to stock options that are exercisable within 60 days of February 20, 2007, held by Mr. Shields.

(14) Consists of 12,679 shares and 145,224 shares subject to stock options exercisable within 60 days of February 20, 2007, held by Ms. Brier.

(15) Consists of 31,249 shares subject to stock options exercisable within 60 days of February 20, 2007, held by Mr. Martin.

(16) Includes shares directly and indirectly owned, restricted stock units, and options exercisable within 60 days of February 20, 2007, for executive officers and directors as a group.

TRANSACTIONS WITH RELATED PERSONS

Management Indebtedness

In March 2001, as part of his employment arrangement with the Company, Perry Odak purchased 1,332,649 shares of common stock for $6.969 per share for an aggregate purchase price of $9.29 million. Payment of $0.001 per share was made on the purchase date, the balance being paid by delivery of a full recourse, five-year promissory note from Mr. Odak to the order of the Company in the principal amount of $9,273,905, with interest accruing at 5.5% per annum, compounding semiannually (the “Note”). The Note has been reflected on the Company’s balance sheet in stockholder’s equity as “note receivable, related party”. The terms of the Note provided that it may be paid through the remittance of shares back to the Company, with the number of shares required for payment determined by the outstanding principal balance of the Note plus accrued interest on the payment date, divided by the most recent closing price of the Company’s stock on the NASDAQ National Market. On February 19, 2006, Mr. Odak satisfied the Note in full by payment of $12,138,902, through the remittance to the Company of 678,530 shares of the Company’s common stock. The remitted shares are reflected as treasury shares on the Company’s consolidated balance sheet and reduced the Company’s number of shares outstanding by 678,530 shares.

Transactions with Management

See Management Indebtedness for a discussion of the February 2006 payment in full to the Company of a promissory note from Perry Odak, former Chief Executive Officer, President and member of the Board.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. Based solely on a review of Forms 3, 4 and 5 furnished to the Company, the Company considers the following reports of changes in beneficial ownership to be untimely filed under Section 16(a): (1) David Gallitano, Hal Brice and John Shields, each of whom filed one late Form 4 reporting receipt of RSU’s granted for committee meeting attendance; and (2) Peter Williams, who filed one late Form 4  reporting same-day exercise of options and sale Company stock resulting from such exercise.

REPORT OF THE AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS

The Audit Committee has discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards, No. 61, Communication with Audit Committees, as amended by the Auditing Standards Board of the American Institute of Certified Public Accountants.  This statement requires that the Audit Committee and the independent accountants discuss issues including the auditors’ responsibility, the Company’s significant accounting policies, the estimates made by the Company and the bases therefore, significant audit adjustments, disagreements with management over accounting principles, and any significant difficulties encountered in performing the audit.  The Audit Committee has received and reviewed the written disclosures and the letter from the independent accountants required by the Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as amended, and has discussed independence of the Company’s public accountants with Ernst & Young LLP and confirmed such independence.  Based on the Audit Committee’s review of the audited financial statements and the Audit Committee’s discussions with management about the audited financial statements, the Audit Committee recommended to the Board of Directors that the audited financial statements for the fiscal year ended December 31, 2005, be included in the Company’s Annual Report filed on Form 10-K.

2005 AUDIT COMMITTEE
David Gallitano, Chairman
Robert Miller
John Shields